NOVARTIS | Reimagining Medicine

Novartis Third Quarter and Nine Months 2021

Condensed interim financial report – supplementary data

Novartis Global Communications

Novartis Third Quarter and Nine Months 2021 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
7
Sandoz
14
CASH FLOW AND GROUP BALANCE SHEET
16
INNOVATION REVIEW
19
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
22
Consolidated statements of comprehensive income
24
Consolidated balance sheets
25
Consolidated statements of changes in equity
26
Consolidated statements of cash flows
28
Notes to condensed interim consolidated financial statements, including update on legal proceedings
30
SUPPLEMENTARY INFORMATION
47
CORE RESULTS
Reconciliation from IFRS results to core results
49
Group
51
Innovative Medicines
53
Sandoz
54
Corporate
55
ADDITIONAL INFORMATION
Income from associated companies
55
Condensed consolidated changes in net debt / Share information
56
Free cash flow
57
Effects of currency fluctuations
59
DISCLAIMER
61

Group
Key Figures
	Q3 2021 USD m	Q3 2020 USD m	% change USD	% change cc	9M 2021 USD m	9M 2020 USD m	% change USD	% change cc 1

Net sales to third parties	13 030	12 259	6	5	38 397	35 889	7	4

Divisional operating income	3 241	2 393	35	33	9 434	7 457	27	23

Corporate income and expense, net	-8	19	nm	nm	-307	51	nm	nm

Operating income	3 233	2 412	34	32	9 127	7 508	22	18

As % of net sales	24.8	19.7			23.8	20.9

Income from associated companies	223	226	-1	-1	718	532	35	35

Interest expense	-202	-209	3	3	-605	-668	9	9

Other financial income and expense	-24	-19	-26	7	-54	-53	-2	52

Income taxes	-472	-478	1	2	-1 474	-1 347	-9	-7

Net income	2 758	1 932	43	41	7 712	5 972	29	26

Basic earnings per share (USD)	1.23	0.85	45	44	3.44	2.62	31	28

Net cash flows from operating activities	4 925	3 156	56		11 187	9 645	16

Free cash flow [1]	4 423	2 697	64		10 255	8 349	23

Core [1]

Core operating income	4 467	4 069	10	9	12 769	11 915	7	4

As % of net sales	34.3	33.2			33.3	33.2

Core net income	3 830	3 467	10	9	10 959	10 124	8	5

Core basic earnings per share (USD)	1.71	1.52	13	11	4.88	4.44	10	7

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

nm = not meaningful

COVID-19 Update
While the COVID-19 situation is now normalizing in most geographies and therapeutic areas, we still see a slight impact on parts of our business, mainly in oncology and generics.
The Group has not experienced liquidity or cash flow disruptions during Q3 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.
Financials
Third quarter
Net sales
Net sales were USD 13.0 billion (+6%, +5% cc) in the third quarter. Volume contributed 9 percentage points to sales growth, driven by Entresto, Cosentyx, Kesimpta and Jakavi. Volume growth was partly offset by price erosion of 2 percentage points and negative impact from generic competition of 2 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 8 million, compared to an income of USD 19 million in the third quarter of 2020, mainly driven by lower contributions from the Novartis Venture Fund, partially offset by income from a fair value adjustment on contingent receivables related to intellectual property rights.
Operating income
Operating income was USD 3.2 billion (+34%, +32% cc) mainly driven by higher sales and lower impairment charges, partly offset by higher investments in M&S and R&D.
Core operating income was USD 4.5 billion (+10%, +9% cc) mainly driven by higher sales and productivity programs, partly offset by higher investments in M&S and R&D. Core operating income margin was 34.3% of net sales, increasing by 1.1 percentage points (+1.0 percentage point cc).
Income from associated companies
Income from associated companies of USD 223 million in the third quarter was broadly in line with prior year quarter of USD 226 million.
Core income from associated companies increased to USD 309 million from USD 288 million in the prior year mainly due to a higher estimated core income contribution from Roche Holding AG for the current period.
Interest expense and other financial income/expense
Interest expense amounted to USD 202 million compared to the prior year interest expense of USD 209 million mainly due to lower interest expense on financial debts.
Other financial income and expense amounted to a net expense of USD 24 million compared to a net expense of USD 19 million in the prior year mainly due to higher financial expense.
Income taxes
The tax rate in the third quarter was 14.6% compared to 19.8% in the prior year. The current year third quarter tax rate was impacted by the effect of adjusting to the estimated full year tax rate, which was lower than previously estimated. The prior year quarter’s tax rate was negatively impacted by the effect of legal charges.
Excluding these impacts the current year third quarter tax rate would have been 16.0% compared to 16.7% in the prior year quarter. The decrease from prior year quarter was mainly the result of a change in profit mix.
The core tax rate was 16.0% in the current year third quarter, the same as in the prior year.

Net income, EPS and free cash flow
Net income was USD 2.8 billion (+43%, +41% cc) mainly driven by higher operating income. EPS was USD 1.23 (+45%, +44% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core net income was USD 3.8 billion (+10%, +9% cc) mainly driven by growth in core operating income. Core EPS was USD 1.71 (+13%, +11% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 4.9 billion.
Free cash flow amounted to USD 4.4 billion (+64%), compared to USD 2.7 billion in the prior year quarter. This increase was driven by higher operating income adjusted for non-cash items and other adjustments, favorable changes in working capital and lower payments out of provisions, mainly due to legal matters in the prior year quarter.
Nine months
Net sales
Net sales were USD 38.4 billion (+7%, +4% cc) in the first nine months. Volume contributed 8 percentage points to sales growth, driven by Entresto, Cosentyx and Zolgensma. Price erosion was 2 percentage points and there was a negative impact from generic competition of 2 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 307 million, compared to an income of USD 51 million in the nine months of 2020, mainly driven by royalty settlement gains related to intellectual property rights last year, lower contributions from the Novartis Venture Fund, partially offset by income from a fair value adjustment on contingent receivables related to intellectual property rights.
Operating income
Operating income was USD 9.1 billion (+22%, +18% cc) mainly driven by higher sales, lower legal expenses and lower impairment charges, partly offset by higher amortization and higher M&S and R&D investments.
Core operating income was USD 12.8 billion (+7%, +4% cc) mainly driven by higher sales, partly offset by higher investments in M&S and R&D. Core operating income margin was 33.3% of net sales, increasing by 0.1 percentage point (+0.1 percentage point cc).
Income from associated companies
Income from associated companies increased to USD 718 million in the nine months of 2021, from USD 532 million in the prior year, mainly due to the increase in the share of income from Roche Holding AG. The estimated nine months income for Roche Holding AG, net of amortization, was USD 682 million compared to USD 599 million in prior year. A positive prior year true up of USD 40 million has been recognized in the first quarter of 2021, compared to a negative true up of USD 64 million in the first quarter of 2020.
Core income from associated companies increased to USD 900 million from USD 868 million in prior year due to a higher estimated core income contribution from Roche Holding AG for the current period. The favorable prior year core income true up from Roche of USD 40 million was broadly in line with the true up recognized in the first quarter of 2020 of USD 38 million.
Interest expense and other financial income/expense
Interest expense decreased to USD 605 million from USD 668 million in prior year, mainly due to lower interest expense on financial debts.
Other financial income and expense amounted to a net expense of USD 54 million in line with a net expense of USD 53 million in the prior year.

Income taxes
The tax rate in the first nine months was 16.0% compared to 18.4% in the prior year period. The prior year first nine month tax rate was negatively impacted by the effect of non-deductible legal settlement expenses and legal charges.
Excluding these impacts, the first nine months prior year rate would have been 16.8% compared to 16.0% in the current year period. The decrease from prior year nine month rate was mainly the result of a change in profit mix.
The core tax rate was 16.0% in the first nine months and 16.0% in the prior year period.
Net income, EPS and free cash flow
Net income was USD 7.7 billion (+29%, +26% cc) mainly driven by higher operating income and income from associated companies. EPS was USD 3.44 (+31%, +28% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core net income was USD 11.0 billion (+8%, +5% cc) mainly driven by growth in core operating income. Core EPS was USD 4.88 (+10%, +7% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Net cash flows from operating activities amounted to USD 11.2 billion.
Free cash flow amounted to USD 10.3 billion (+23%), compared to USD 8.3 billion in the prior year period. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, higher divestment proceeds and lower payments out of provisions, mainly due to legal matters in the prior year period, partly offset by the USD 650 million upfront payment to in-license tislelizumab from BeiGene.

Innovative Medicines
	Q3 2021 USD m	Q3 2020 USD m	% change USD	% change cc	9M 2021 USD m	9M 2020 USD m	% change USD	% change cc

Net sales	10 628	9 837	8	7	31 291	28 780	9	6

Operating income	2 801	1 998	40	38	8 220	6 786	21	18

As % of net sales	26.4	20.3			26.3	23.6

Core operating income	4 017	3 525	14	13	11 619	10 433	11	8

As % of net sales	37.8	35.8			37.1	36.3

COVID-19 impacts
While the COVID-19 situation is normalizing in most geographies and therapeutic areas, we still see a slight impact on parts of our business, mainly in oncology.
Third quarter
Net sales
Net sales were USD 10.6 billion (+8%, +7% cc) with volume contributing 10 percentage points to growth. Generic competition had a negative impact of 3 percentage points, mainly due to Diovan, Ciprodex and Exjade. Net pricing had negligible impact on sales growth.
In the US (USD 3.8 billion) sales grew +5% driven by Cosentyx, Kesimpta and Entresto. In Europe (USD 3.7 billion, +8%, +7% cc) sales growth was driven by Entresto, Jakavi, Cosentyx, Kisqali and Zolgensma. China sales grew to USD 0.8 billion (+27%, +19% cc) with the launches of Entresto and Cosentyx. Japan sales were USD 0.5 billion (-9%, -6% cc). Emerging Growth Markets grew +19% (+17% cc).
Pharmaceuticals BU sales were USD 6.7 billion (+10%, +8% cc) with continued strong growth from Entresto (USD 924 million, +46%, +44% cc), Cosentyx (USD 1.2 billion, +23%, +22% cc), Kesimpta (USD 109 million), Zolgensma (USD 375 million, +29%, +28% cc) and Ilaris (USD 272 million, +24%, +24% cc).
Oncology BU sales were USD 3.9 billion (+6%, +5% cc), driven by strong performance from Jakavi (USD 426 million, +27%, +26% cc), Promacta/Revolade (USD 522 million, +18%, +18% cc), Kisqali (USD 232 million, +27%, +27% cc) and Kymriah (USD 146 million, +20%, +20% cc), partly offset by generic competition mainly for Exjade and Afinitor.
Operating income
Operating income was USD 2.8 billion (+40%, +38% cc), mainly driven by strong sales growth and lower impairments partly offset by higher spend. Operating income margin was 26.4% of net sales, increasing 6.1 percentage points (+5.9 percentage points in cc).
Core adjustments were USD 1.2 billion, mainly due to amortization, compared to USD 1.5 billion in prior year. Core adjustments decreased compared to prior year mainly due to lower impairments.
Core operating income was USD 4.0 billion (+14%, +13% cc) mainly driven by higher sales and productivity, partly offset by higher spend. Core operating income margin was 37.8% of net sales, increasing 2.0 percentage points (+1.9 percentage points cc). Core gross margin as a percentage of sales increased by 0.5 percentage point (cc) mainly driven by productivity. Core R&D expenses as a percentage of net sales decreased by 0.4 percentage point (cc). Core SG&A expenses as a percentage of net sales decreased by 0.7 percentage point (cc). Core Other Income and Expense increased the margin by 0.3 percentage point (cc) mainly due to prior year pre-launch inventory provision expense.

Nine months
Net sales
Net sales were USD 31.3 billion (+9%, +6% cc). Volume contributed 9 percentage points to growth. Generic competition had a negative impact of 3 percentage points. Pricing had a negligible impact on sales growth.
In the US (USD 11.1 billion) sales grew +3% driven by Cosentyx, Entresto and Kesimpta. In Europe (USD 11.1 billion, +13%, +8% cc) sales growth was driven by Zolgensma, Entresto, Jakavi, Lucentis and Cosentyx. China sales were USD 2.2 billion (+24%, +15% cc) with the launches of Entresto and Cosentyx. Japan sales were USD 1.7 billion (-6%, -5% cc) including the negative impact from the Galvus co-promotion agreement. Emerging Growth Markets grew +14% (+11% cc).
Pharmaceuticals BU grew +10% (+7% cc) driven by Entresto (USD 2.6 billion, +46%, +41% cc), Cosentyx (USD 3.5 billion, +20%, +18% cc), Zolgensma (USD 1.0 billion, +52%, +49% cc), Kesimpta (0.2 billion) and Lucentis (USD 1.7 billion, +18%, +12% cc).
Oncology BU grew +7% (+4% cc) driven by Promacta/Revolade (USD 1.5 billion, +18%, +16% cc), Jakavi (USD 1.2 billion, +23%, +18% cc), Kisqali (USD 0.7 billion, +30%, +27% cc), Kymriah (USD 0.4 billion, +33%, +30% cc) and Tasigna (USD 1.6 billion, +7%, +5% cc), partly offset by generic competition mainly for Exjade, Afinitor and Glivec.
Operating income
Operating income was USD 8.2 billion (+21%, +18% cc), mainly driven by sales growth, higher divestment income and lower impairments, partly offset by higher spend and higher amortization. Operating income margin was 26.3% of net sales, increasing 2.7 percentage points (+2.7 percentage points in cc).
Core adjustments were USD 3.4 billion, mainly due to amortization. Core adjustments decreased compared to prior year (USD 3.6 billion) mainly driven by higher divestment income and lower impairments partly offset by higher amortization.
Core operating income was USD 11.6 billion (+11%, +8% cc) mainly driven by sales growth and productivity, partly offset by higher spend. Core operating income margin was 37.1% of net sales, increasing 0.8 percentage point (+0.9 percentage point cc). Core gross margin increased by 0.3 percentage point (cc). Core R&D expenses as a percentage of net sales decreased by 0.1 percentage point (cc). Core SG&A expenses as a percentage of net sales decreased by 0.4 percentage point (cc). Core Other Income and Expense increased the margin by 0.1 percentage point (cc).

ONCOLOGY BUSINESS UNIT
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Hematology
Tasigna	514	478	8	7	1 552	1 445	7	5

Promacta/Revolade	522	442	18	18	1 498	1 267	18	16

Jakavi	426	335	27	26	1 187	963	23	18

Gleevec/Glivec	256	280	-9	-9	791	897	-12	-15

Kymriah	146	122	20	20	444	333	33	30

Exjade/Jadenu	134	162	-17	-18	434	497	-13	-16

Adakveo	42	35	20	20	121	71	70	70

Other	85	85	0	-2	264	234	13	9

Total Hematology	2 125	1 939	10	9	6 291	5 707	10	7

Solid Tumor
Tafinlar + Mekinist [1]	417	397	5	4	1 235	1 134	9	6

Sandostatin	351	361	-3	-4	1 068	1 076	-1	-2

Afinitor/Votubia	246	262	-6	-6	764	824	-7	-8

Kisqali	232	183	27	27	652	503	30	27

Votrient	142	160	-11	-12	438	488	-10	-12

Lutathera	120	119	1	1	360	336	7	5

Piqray	82	83	-1	-1	242	236	3	2

Tabrecta	24	12	100	96	63	18	nm	nm

Other	165	182	-9	-11	502	572	-12	-15

Total Solid Tumor	1 779	1 759	1	1	5 324	5 187	3	1

Total Novartis Oncology business unit	3 904	3 698	6	5	11 615	10 894	7	4

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
HEMATOLOGY
Tasigna (USD 514 million, +8%, +7% cc) sales growth was mainly driven by Emerging Growth Markets.
Promacta/Revolade (USD 522 million, +18%, +18% cc) showed double-digit growth across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA).
Jakavi (USD 426 million, +27%, +26% cc) showed double-digit growth across all regions, which was driven by strong demand in the myelofibrosis and polycythemia vera indications. Regulatory filings based on the REACH2 and REACH3 trials in steroid-resistant/dependent graft-versus-host disease (GvHD) are under review and approvals are expected in 2022.
Gleevec/Glivec (USD 256 million, -9%, -9% cc) declined due to increased generic competition.
Kymriah (USD 146 million, +20%, +20% cc) continued to see growth across all markets. Coverage continued to expand, with more than 340 qualified treatment centers in 30 countries having coverage for at least one indication. In its approved indications, Kymriah is an efficacious treatment offering potential for durable responses and a favorable safety profile based on current clinical and real-world experience in more than 5,300 patients.
Exjade/Jadenu (USD 134 million, -17%, -18% cc) declined across all regions due to pressure from generic competition.
Adakveo (USD 42 million, +20%, +20% cc) launch continued to progress in the US, with nearly all high-volume accounts purchasing Adakveo. The product is now approved in 46 countries, and reimbursement discussions are underway.

SOLID TUMORS
Tafinlar + Mekinist (USD 417 million, +5%, +4% cc) saw continued demand increases in BRAF+ adjuvant melanoma and NSCLC, while maintaining demand in the highly competitive metastatic melanoma market. Tafinlar + Mekinist remains the metastatic melanoma targeted therapy market leader, with currently more than 200,000 patients treated worldwide.
Sandostatin (USD 351 million, -3%, -4% cc) declined mainly in Europe due to ongoing competitive pressure, including generics impact.
Afinitor/Votubia (USD 246 million, -6%, -6% cc) declined due to generic competition in most regions. In the US, generic competition for the 10mg and disperse formulation is expected to enter in Q4 2021.
Kisqali (USD 232 million, +27%, +27% cc) continued to see growth across all regions. With new MONALEESA-2 data released at ESMO, Kisqali has demonstrated the longest median overall survival (OS) ever reported in advanced breast cancer (aBC). Kisqali is the only CDK4/6 inhibitor with statistically significant OS proven across three Ph3 trials, including in the largest patient population, first-line postmenopausal HR+/HER2- aBC. Novartis is in US ANDA litigation with generic manufacturers.
Votrient (USD 142 million, -11%, -12% cc) declined due to increased competition in Europe, US and Japan.
Lutathera (USD 120 million, +1%, +1% cc) was broadly in line with prior year, with approximately 450 centers now actively treating patients globally. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 179 million.
Piqray (USD 82 million, -1%, -1% cc) was broadly in line with prior year, as launches in Europe and Emerging Growth Markets were offset by declining sales in the US. Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is approved in more than 60 countries, including the US and EU member states.
Tabrecta (USD 24 million) continued to gain traction in the US with prescribing across all major lung cancer centers and remains the leading treatment for metastatic NSCLC patients tested for MET exon 14 (METex14), based on its robust first-line efficacy data. In July, the US FDA approved a liquid biopsy companion diagnostic, making Tabrecta the first and only treatment for METex14 with approved tests using tissue and blood. Tabrecta is now approved in seven countries.
PHARMACEUTICAL BUSINESS UNIT
Immunology, Hepatology and Dermatology
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology, Hepatology and Dermatology
Cosentyx	1 247	1 012	23	22	3 475	2 886	20	18

Ilaris	272	220	24	24	775	633	22	22

Total Immunology, Hepatology and Dermatology	1 519	1 232	23	22	4 250	3 519	21	19

Xolair sales for all indications are reported in the Respiratory and Allergy franchise
Cosentyx (USD 1.2 billion, +23%, +22% cc) saw strong growth driven by sustained underlying demand across indications in the US and Europe and strong volume growth in China following National Reimbursement Drug List (NRDL) listing in Q1 2021. During the quarter, Cosentyx received approval from the China NMPA for moderate to severe plaque psoriasis in pediatric patients, and the FDA granted two Priority Reviews for the treatment of enthesitis-related arthritis and the treatment of juvenile psoriatic arthritis (JPsA). Read-outs from INVIGORATE 2 study in PsA demonstrated the short term efficacy and safety of Cosentyx using an IV dosing regimen. A proof-of-concept phase 2 study (TitAIN) data supports the further development of Cosentyx as a potential treatment in Giant Cell Arteritis.
Ilaris (USD 272 million, +24%, +24% cc) strong sales were driven by continued double-digit growth across all regions. Contributors to continuing growth include launch of adult-onset Still’s disease, the other adult rheumatology indications in the US and Periodic Fever Syndromes (PFS) indications in Europe.

Neuroscience
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Gilenya	703	733	-4	-5	2 131	2 243	-5	-7

Zolgensma	375	291	29	28	1 009	666	52	49

Kesimpta	109	1	nm	nm	225	1	nm	nm

Mayzent	76	49	55	55	200	113	77	74

Aimovig	56	39	44	45	156	108	44	37

Other	11	12	-8	-15	34	39	-13	-13

Total Neuroscience	1 330	1 125	18	18	3 755	3 170	18	16

nm = not meaningful
Gilenya (USD 703 million, -4%, -5% cc) sales declined due to increased competition. Novartis is in US patent litigation with manufacturers of generic and other tablet forms of Gilenya. In August 2020, the US District Court in Delaware issued a favorable decision finding the dosage regimen patent valid and infringed; this decision has been appealed.
Zolgensma (USD 375 million, +29%, +28% cc) had a strong third quarter with growth driven by expanding access in Europe and emerging markets, combined with steady US sales. Zolgensma is approved in 41 countries.
Kesimpta (USD 109 million) sales were driven by launch uptake, strong access and increased demand. To initiate access, Kesimpta is being provided free of charge for US patients who are eligible for reimbursement until they are covered by their insurance. The share of Novartis free goods is decreasing as reimbursement progresses. Kesimpta is now approved in 54 countries.
Mayzent (USD 76 million, +55%, +55% cc) continued to grow, driven by fulfilling an important unmet need in MS patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease modifying therapy (DMT) studied and proven to delay disease progression in a broad SPMS patient population. Mayzent is now approved in 62 countries.
Aimovig (USD 56 million, ex-US, ex-Japan +44%, +45% cc). Novartis and Amgen agreed in June to transfer US business operations for Aimovig to Amgen. Novartis retains the exclusive rights to commercialize Aimovig in the rest of the world with the exception of Japan. During the ongoing litigation between the companies the collaboration continues and will remain in force until a final court decision. Aimovig has been prescribed to over 600,000 patients worldwide in the post-trial setting.
Ophthalmology
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Ophthalmology
Lucentis	556	515	8	6	1 652	1 403	18	12

Xiidra	108	99	9	10	334	268	25	25

Beovu	49	51	-4	-3	135	153	-12	-13

Other	358	487	-26	-28	1 155	1 461	-21	-24

Total Ophthalmology	1 071	1 152	-7	-8	3 276	3 285	0	-4

Lucentis (USD 556 million, +8%, +6% cc) sales grew versus prior year in Emerging Growth Markets and Europe, driven by solid commercial execution and strong growth in China following NRDL listing in Q4 2019.
Xiidra (USD 108 million, +9%, +10% cc) showed double-digit growth, benefiting from increased brand awareness among diagnosed patients suffering from signs and symptoms of dry eye disease and a lower prior year base. Novartis is in US ANDA litigation with generic manufacturers.
Beovu (USD 49 million, -4%, -3% cc) sales declined in the US partly offset by growth in other markets versus prior year following continued geographic expansion. Launch roll-out continues, with approval now in 72 countries.

Other ophthalmology products declined mainly due to generic impacts in the US, primarily for Ciprodex and Travatan.
Cardiovascular, Renal and Metabolism
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, Renal and Metabolism
Entresto	924	632	46	44	2 599	1 781	46	41

Leqvio	5		nm	nm	8		nm	nm

Other						1	nm	nm

Total Cardiovascular, Renal and Metabolism	929	632	47	45	2 607	1 782	46	42

nm = not meaningful
Entresto (USD 924 million, +46%, +44% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for HF patients (with reduced ejection fraction). Sales in the US continue to benefit from the FDA approval in February of an expanded indication in patients with left ventricular ejection fraction (LVEF) below normal, making Entresto the first therapy indicated for HFrEF and the majority of HFpEF patients. The European Society of Cardiology HF guidelines and the American College of Cardiology Expert Consensus Decision Pathway recommend Entresto as first line HF therapy. During the quarter, Entresto was also approved for the treatment of hypertension in Japan.
Leqvio (USD 5 million) is now approved in more than 45 countries, with most awaiting reimbursement. Leqvio is approved for the treatment of adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia, as an adjunct to diet and statin therapy. In the UK, Novartis has launched in September a world-first collaboration with NHS England to address elevated LDL-C in eligible patients with ASCVD. Novartis has obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals. After US resubmission in early July, Leqvio has a PDUFA date of January 1, 2022.
Respiratory AND ALLERGY
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Respiratory and Allergy
Xolair	365	320	14	13	1 055	916	15	10

Ultibro Group	137	154	-11	-12	436	463	-6	-11

Other	15	6	150	100	36	16	125	100

Total Respiratory and Allergy	517	480	8	6	1 527	1 395	9	4

Xolair sales for all indications are reported in the Respiratory and Allergy franchise
Xolair (USD 365 million, +14%, +13% cc) continued growth, mainly driven by the chronic spontaneous urticaria (CSU) and severe allergic asthma (SAA) indications. The indication of nasal polyps has been approved and currently launched in the US, Germany, Canada and several other countries. In April 2021 the FDA approved Xolair for self-injection, which was also launched in the US in Q2 2021. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but we do not record any US sales.
Ultibro Group (USD 137 million, -11%, -12% cc) sales declined in Europe due to competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.

Established Medicines
	Q3 2021	Q3 2020	% change	% change	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established Medicines
Galvus Group	272	289	-6	-5	814	906	-10	-11

Exforge Group	203	237	-14	-16	704	733	-4	-8

Diovan Group	180	237	-24	-26	584	779	-25	-28

Zortress/Certican	105	107	-2	-2	321	340	-6	-8

Neoral/Sandimmun(e)	92	93	-1	-2	279	290	-4	-8

Voltaren/Cataflam	94	91	3	1	276	265	4	2

Other	412	464	-11	-12	1 283	1 422	-10	-13

Total Established Medicines	1 358	1 518	-11	-11	4 261	4 735	-10	-13

Galvus Group (USD 272 million, -6%, -5% cc) declined mainly in Europe and in Japan due to the co-promotion agreement.
Exforge Group (USD 203 million, -14%, -16% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Diovan Group (USD 180 million, -24%, -26% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Zortress/Certican (USD 105 million, -2%, -2% cc) declined mainly due to generic competition in the US.
Neoral/Sandimmun(e) (USD 92 million, -1%, -2% cc) declined in US, Europe and Japan mainly due to generic competition.
Voltaren/Cataflam (USD 94 million, +3%, +1% cc) grew mainly driven by APMA and LaCan.

Sandoz
	Q3 2021 USD m	Q3 2020 USD m	% change USD	% change cc	9M 2021 USD m	9M 2020 USD m	% change USD	% change cc

Net sales	2 402	2 422	-1	-2	7 106	7 109	0	-4

Operating income	440	395	11	9	1 214	671	81	75

As % of net sales	18.3	16.3			17.1	9.4

Core operating income	571	658	-13	-15	1 536	1 806	-15	-18

As % of net sales	23.8	27.2			21.6	25.4

COVID-19 impacts
The Sandoz business is beginning to normalize from the impact of COVID-19. However, we continue to see an impact on parts of our business, particularly for the Retail Generics and third-party Anti-Infectives businesses.
Third quarter
Net sales
Sandoz net sales were USD 2.4 billion (-1%, -2% cc). Volume increased by 7 percentage points more than offset by a negative price effect of 9 percentage points. The sales decline was mainly due to the US (-20%). Ex-US sales grew (+5%, +3% cc).
Sales in Europe were USD 1.3 billion (+3%, +2% cc), in the US USD 440 million (-20%), in Asia / Africa / Australasia USD 400 million (+4%, +2% cc) and in Canada and Latin America USD 223 million (+16%, +12% cc). Ex-US sales growth was driven by Biopharmaceuticals and Retail Generics growing across most regions. Sales decline in the US was due to the Retail Generics business especially oral solids including partnership terminations, as well as Biopharmaceuticals impacted by higher off-contract sales in prior year.
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 526 million (+6%, +5% cc), driven by continued growth ex-US.
Retail Generics sales were USD 1.8 billion (-2%, -3% cc). Total Anti-Infectives sales were USD 273 million (+3%, +2% cc).
Operating income
Operating income was USD 440 million (+11%, +9% cc), mainly driven by lower impairments partly offset by unfavorable gross margin. Operating income margin increased by 1.8 percentage points in constant currencies. Currency had a positive impact of 0.2 percentage point, resulting in a net increase of 2.0 percentage points to 18.3% of net sales.
Core adjustments were USD 131 million, including USD 55 million of amortization. Prior year core adjustments were USD 263 million. The change in core adjustments compared to prior year was driven mainly by lower impairments.
Core operating income was USD 571 million (-13%, -15% cc). The decrease was mainly due to unfavorable gross margin. Core operating income margin was 23.8% of net sales, decreasing 3.4 percentage points (-3.6 percentage points cc) compared to prior year. Core gross margin as a percentage of sales decreased by 2.7 percentage points (cc), due to unfavorable price effects, product and geographic mix, partly offset by ongoing productivity improvements. Gross margin was also impacted by the recall of Losartan due to quality issues at a third-party API supplier. Core R&D expenses as a percentage of net sales increased by 0.7 percentage point (cc). Core SG&A expenses did not impact the margin. Core Other Income and Expenses decreased the margin by 0.2 percentage point (cc).

Nine months
Net sales
Sandoz net sales were USD 7.1 billion (0%, -4% cc). Volume increased by 5 percentage points from growth in Biopharmaceuticals partly offset by the impact of softer Retail Generics demand, with a weak cough and cold season. Volume growth was more than offset by a negative price effect of 9 percentage points mainly due to increasing competition and the impact of prior year off-contract sales in the US.
Sales in Europe were USD 3.9 billion (+1%, -4% cc), in the US USD 1.3 billion (-17%), in Asia / Africa / Australasia USD 1.2 billion (+14%, +10% cc) and in Canada and Latin America USD 656 million (+15%, +12% cc). Sales in Europe declined due to the impact of COVID-19 on the Retail Generics business. Sales decline in the US was due to the Retail Generics business, especially oral solids including partnership terminations, as well as Biopharmaceuticals impacted by higher off-contract sales in prior year.
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 1.6 billion (+10%, +5% cc), driven by continued growth ex-US.
Retail Generics sales were USD 5.2 billion (-2%, -6% cc), declining due to the above-mentioned factors. Total Anti-Infectives sales were USD 793 million (-6%, -9% cc), impacted by softer retail demand and a weak cough and cold season.
Operating income
Operating income was USD 1.2 billion (+81%, +75% cc), mainly driven by lower legal settlements, lower impairments and lower amortization partly offset by unfavorable gross margin and lower sales. Operating income margin increased by 7.8 percentage points in constant currencies. Currency had a negative impact of 0.1 percentage point, resulting in a net increase of 7.7 percentage points to 17.1% of net sales.
Core adjustments were USD 322 million, including USD 175 million of amortization. Prior year core adjustments were USD 1.1 billion. The change in core adjustments compared to prior year was driven by lower legal settlements, lower impairments and lower amortization.
Core operating income was USD 1.5 billion (-15%, -18% cc), declining due to unfavorable gross margin and lower sales. Core operating income margin was 21.6% of net sales, decreasing 3.8 percentage points (-3.7 percentage points cc) versus prior year. Core gross margin as a percentage of sales decreased by 3.1 percentage points (cc), due to unfavorable price effects, product and geographic mix, partly offset by ongoing productivity improvements. Core R&D expenses as a percentage of net sales increased by 0.7 percentage point (cc) driven by biopharmaceutical pipeline investments. Core SG&A expenses increased by 0.2 percentage point (cc) mainly due to lower sales. Core Other Income and Expenses increased the margin by 0.3 percentage point (cc) driven by higher divestment income.

Group Cash Flow and Balance Sheet
Cash Flow
Third quarter
Net cash flows from operating activities amounted to USD 4.9 billion, compared to USD 3.2 billion in the prior year quarter. This increase was driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital and lower payments out of provisions, mainly due to legal matters in the prior year quarter.
Net cash flows used in investing activities from continuing operations amounted to USD 1.2 billion, compared to USD 2.0 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 0.7 billion net purchases of marketable securities, commodities and time deposits; USD 0.4 billion for purchases of property, plant and equipment; and USD 0.2 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.1 billion proceeds from the sale of property, plant and equipment and intangible assets.
In the prior year quarter, net cash flows used in investing activities from continuing operations of USD 2.0 billion were driven by USD 1.5 billion net purchases of marketable securities, commodities and time deposits. Cash outflows for acquisitions and divestments of businesses, net amounted to USD 0.1 billion. Net other cash outflows of USD 0.4 billion were driven by purchases of property, plant and equipment, intangible assets, financial assets and other non-current assets of USD 0.6 billion, partly offset by cash inflows of USD 0.2 billion proceeds mainly from the sale of financial assets and intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 1.5 billion, compared to net cash inflows of USD 1.9 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 1.2 billion net decrease in current financial debts and USD 0.3 billion for net treasury share transactions.
In the prior year quarter, net cash inflows from financing activities from continuing operations of USD 1.9 billion included cash inflows of USD 2.2 billion from the increase in non-current financial debts, mainly consisting of USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion); and cash inflows of USD 0.7 billion from the net increase in current financial debts. These cash inflows were partly offset by cash outflows of USD 0.9 billion for net treasury share transactions; and USD 0.1 billion net payments for lease liabilities.
Free cash flow amounted to USD 4.4 billion (+64%), compared to USD 2.7 billion in the prior year quarter. This increase was driven by higher operating income adjusted for non-cash items and other adjustments, favorable changes in working capital and lower payments out of provisions, mainly due to legal matters in the prior year quarter.
Nine months
Net cash flows from operating activities amounted to USD 11.2 billion, compared to USD 9.6 billion in the prior year period. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital and lower payments out of provisions, mainly due to legal matters in the prior year period. This was partly offset by unfavorable hedging results.
Net cash flows used in investing activities from continuing operations amounted to USD 0.4 billion, compared to USD 12.5 billion in the prior year period.
The current year period cash outflows were driven by USD 1.1 billion for purchases of intangible assets (including USD 650 million upfront payment to in-license tislelizumab from BeiGene); USD 0.9 billion for purchases of property, plant and equipment; USD 0.2 billion for purchases of financial and other non-current assets; and USD 0.2 billion for acquisitions and divestments of businesses, net. These cash outflows were partly offset by USD 1.2 billion proceeds from the sale of intangible assets, financial assets and property, plant and equipment; and USD 0.8 billion net proceeds from the sale of marketable securities, commodities and time deposits.
In the prior year period, net cash outflows used in investing activities from continuing operations of USD 12.5 billion were driven by the USD 10.0 billion for the acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of Japanese business of Aspen Global Incorporated for USD 0.3 billion). Net purchases of marketable securities, commodities and time deposits amounted to USD 1.4 billion. Net other cash outflows of USD 1.1 billion were driven by purchases of property, plant and equipment, intangible assets, financial assets and other non-current assets of USD 1.8 billion, partly offset by cash inflows of USD 0.7 billion proceeds from the sale of financial assets (including the USD 0.2 billion proceeds from the sale of Alcon Inc. shares) and intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 13.0 billion, compared to net cash inflows of USD 0.8 billion in the prior year period.
The current year period cash outflows were driven by USD 7.4 billion for the dividend payment; USD 2.9 billion for net treasury share transactions; USD 1.2 billion net decrease in current financial debts; and USD 1.5 billion for the repayment of a bond denominated in euro (notional amount of EUR 1.25 billion) at maturity.
In the prior year period, net cash inflows from financing activities from continuing operations of USD 0.8 billion were driven by USD 7.1 billion from the increase in non-current financial debts, mainly consisting of USD 4.9 billion from issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion); and cash inflows of USD 3.2 billion from the net increase in current financial debts. These cash inflows were partly offset by cash outflows of USD 7.0 billion for the dividend payment; USD 2.0 billion for the repayment of two US dollar bonds at maturity; USD 0.2 billion net payments for lease liabilities; USD 0.2 billion for net treasury share transactions; and USD 0.1 billion for other financing cash outflows, net.
Free cash flow amounted to USD 10.3 billion (+23%), compared to USD 8.3 billion in the prior year period. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, higher divestment proceeds and lower payments out of provisions, mainly due to legal matters in the prior year period, partly offset by the USD 650 million upfront payment to in-license tislelizumab from BeiGene.
Balance sheet
Assets
Total non-current assets of USD 95.0 billion at September 30, 2021, decreased by USD 3.1 billion compared to December 31, 2020.
Intangible assets other than goodwill decreased by USD 2.9 billion as net additions (including the in-licensing of tislelizumab from BeiGene) were more than offset by amortization, unfavorable currency translation adjustments and impairments.
Property, plant and equipment decreased by USD 0.7 billion, as net additions were more than offset by depreciation, unfavorable currency translation adjustments and impairments.
Goodwill and investments in associated companies decreased by USD 0.4 billion and USD 0.3 billion, respectively, mainly due to unfavorable currency translation adjustments.
These decreases were partly offset by an increase in other non-current assets of USD 1.2 billion, driven by an increase in the prepaid benefit costs of USD 1.1 billion, resulting from actuarial gains primarily from the changes in discount rates used to calculate the defined benefit obligations and valuation impact on plan assets.
Right of use assets, deferred tax assets and financial assets were broadly in line with December 31, 2020.
Total current assets of USD 26.3 billion at September 30, 2021 decreased by USD 3.4 billion compared to December 31, 2020.
Cash and cash equivalents decreased by USD 2.4 billion and marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 1.0 billion, mainly due to the dividend payment, the purchase of treasury shares, the repayment of the current portion of a non-current financial debt partly offset by the cash generated through operating activities.
Inventories decreased by USD 0.2 billion, offset by an increase in trade receivables of USD 0.2 billion, whereas income tax receivables and other current assets were broadly in line with December 31, 2020.

Liabilities
Total non-current liabilities of USD 34.4 billion decreased by USD 3.7 billion compared to December 31, 2020.
Non-current ﬁnancial debts decreased by USD 3.2 billion mainly due to the reclassification of USD 2.5 billion from non-current to current financial debts of two USD denominated bonds with notional amounts of USD 1.0 billion and USD 1.5 billion maturing in 2022, and favorable currency translation adjustments of USD 0.6 billion.
Provisions and other non-current liabilities decreased by USD 0.6 billion, mainly due to a USD 1.0 billion decrease in defined benefit plans resulting primarily from actuarial gains from the changes in discount rates used to calculate the defined benefit obligations and valuation impact on plan assets. This decrease was partly offset by an increase in deferred revenue and provisions for legal liabilities, amounting USD 0.2 billion each.
Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2020.
Total current liabilities of USD 29.9 billion decreased by USD 3.2 billion compared to December 31, 2020.
Provisions and other current liabilities decreased by USD 2.0 billion mainly due to the decrease of the treasury share repurchase obligation amounting to USD 1.8 billion.
Current ﬁnancial debts and derivative ﬁnancial instruments decreased by USD 0.4 billion mainly due to the repayment of a USD 1.5 billion bond denominated in euro (notional amount of EUR 1.25 billion) at maturity, repayments of current financial debts of USD 1.1 billion and favorable currency translation adjustments of USD 0.3 billion, partly offset by the reclassification of USD 2.6 billion from non-current to current financial debts.
Trade payables decreased by USD 0.7 billion, whereas current lease liabilities and current income tax liabilities were broadly in line with December 31, 2020.
Equity
The Group`s equity increased by USD 0.3 billion to USD 56.9 billion at September 30, 2021 compared to December 31, 2020.
This increase was mainly due to the net income of USD 7.7 billion, net actuarial gains of USD 1.8 billion, the decrease of the treasury share repurchase obligation of USD 1.8 billion, equity-based compensation of USD 0.5 billion and the net favorable fair value adjustments on financial instruments of USD 0.2 billion.
This was partially offset by the cash-dividend payment of USD 7.4 billion, purchase of treasury shares of USD 2.7 billion and unfavorable currency translation differences of USD 2.1 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 8.2 billion at September 30, 2021, compared to USD 11.6 billion at December 31, 2020. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 32.4 billion at September 30, 2021, compared to USD 36.0 billion at December 31, 2020.
The debt/equity ratio decreased to 0.57:1 at September 30, 2021, compared to 0.64:1 at December 31, 2020. As of September 30, 2021 the net debt was USD 24.3 billion broadly in line with the USD 24.5 billion at December 31, 2020.

Innovation Review
Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.
Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	Cosentyx 300mg auto-injector and pre-filled syringe	Q4 2020	Approved	Q3 2021

Cosentyx	Juvenile idiopathic arthritis	Q2 2021	Q2 2021

Leqvio	Hyperlipidemia	Q2 2021	Approved		– FDA action date of January 1, 2022

Jakavi	Acute graft-versus-host disease (GvHD)		Q1 2021	Q1 2021	– US filing by Incyte

	Chronic GvHD		Q1 2021	Q1 2021	– US filing by Incyte

ABL001 (asciminib)	3L Chronic myeloid leukemia	Q2 2021	Q2 2021	Q3 2021	– FDA priority review granted

Beovu	Diabetic macular edema	Q3 2021	Q3 2021	Q3 2021

177Lu-PSMA-617	Metastatic castration-resistant prostate cancer, post-taxane	Q3 2021			– FDA priority review granted

VDT482 (tislelizumab)	2L Esophageal cancer (ESCC)	Q3 2021			– BLA submitted by BeiGene to FDA

Kymriah	Relapsed/refractory follicular lymphoma	Q3 2021	Q3 2021

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

ABL001 (asciminib)	1L Chronic myeloid leukemia	≥2025	3	– Ph3 initiated

ACZ885 (canakinumab)	Adjuvant NSCLC	2023	3	– Enrollment ongoing

	1L NSCLC		3	– Ph3 study did not meet primary endpoints

Aimovig	Migraine, pediatrics	≥2025	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	≥2025	3	– Clinical hold lifted, pivotal confirmatory study initiating

AVXS‑201 (OAV201)	Rett syndrome		1	– The totality of the pre-clinical data does not support a path forward to human clinical trials. Exploring other options for this indication

Beovu	Retinal vein occlusion		3	– Indication removed following RAPTOR and RAVEN study termination

	Diabetic retinopathy	≥2025	3

BYL719 (alpelisib)	PIK3CA-related overgrowth spectrum	H2 2021	2	– Planned US filing based on RWE data – EU Orphan Drug designation

	Triple negative breast cancer	2023	3

	Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	≥2025	3

	Ovarian cancer	2023	3

CEE321	Atopic dermatitis	≥2025	1

CFZ533 (iscalimab)	Renal transplantation		2	– Lack of superiority vs standard of care, project will be discontinued

	Liver transplantation	≥2025	2

	Sjögren's syndrome	≥2025	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission planned in Switzerland

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Cosentyx	Ankylosing spondylitis head‑to‑head study versus Sandoz biosimilar Hyrimoz (adalimumab)	2022	3

	Hidradenitis suppurativa	2022	3

	Giant cell arteritis	2024	3	– First interpretable results from the TiTAIN Ph2 study demonstrate sustained efficacy, sound tolerability and favorable safety profile in adult GCA subjects

	Lichen planus	≥2025	2

	Lupus nephritis	≥2025	3

	Psoriatic arthritis (IV formulation)	2022	3

	Ankylosing spondylitis (IV formulation)	2023	3

CPK850	Retinitis pigmentosa	≥2025	2

CSJ117	Asthma	≥2025	2

JDQ443	Non-small cell lung cancer, 2/3L	2024	3	– Ph3 to be initiated in H1 2022

KAE609 (cipargamin)	Malaria, uncomplicated	≥2025	2

	Malaria, severe	≥2025	2

KAF156 (ganaplacide)	Malaria, uncomplicated	≥2025	2	– Ph2b study showed positive results in children (<12 years old) with acute uncomplicated malaria

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3

Kymriah	Relapsed/refractory aggressive non-Hodgkin's lymphoma		3	– BELINDA study did not meet primary endpoint

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2025	3

LJN452 (tropifexor + licogliflozin)	Nonalcoholic steatohepatitis	≥2025	2

LMI070 (branaplam)	Huntington’s disease	≥2025	1	– FDA Orphan Drug designation

LNA043	Osteoarthritis	≥2025	2	– FDA Fast Track designation granted

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation

	IgA nephropathy	2023	3	– EU Orphan Drug designation

	C3 glomerulopathy	2023	3	– FDA, EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – Positive final Ph2 results to be presented at upcoming congress

	Membranous nephropathy	≥2025	2

	Atypical haemolytic uraemic syndrome	≥2025	3	– Ph3 initiated

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3	– Ph2b data presented at EADV showed rapid and effective disease control in CSU patients

	Multiple sclerosis	≥2025	3	– Ph3 to be initiated in H2 2021

	Sjögren's syndrome	≥2025	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	2023	3

177Lu-PSMA-617	Metastatic castration-resistant prostate cancer pre-taxane	2023	3

	Metastatic hormone sensitive prostate cancer	2024	3

177Lu-PSMA-R2	Prostate cancer		1	– Project will be discontinued to prioritize other key programs in portfolio

177Lu-NeoB	Multiple solid tumors	≥2025	1

LXE408	Visceral leishmaniasis	≥2025	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2022/2023	3	– FDA Fast Track designation – EU Orphan Drug designation granted

	Unfit acute myeloid leukemia	2024	2

MIJ821	Depression	≥2025	2

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

NIS793	1L Pancreatic cancer	≥2025	3	– FDA Orphan Drug designation granted

PDR001 (spartalizumab)	Malignant melanoma (combo)		2	– Project will be discontinued to prioritize other key programs in portfolio

QBW251 (icenticaftor)	Chronic obstructive pulmonary disease	≥2025	2

QGE031 (ligelizumab)	Chronic spontaneous urticaria	2022	3	– FDA Breakthrough Therapy designation

	Chronic inducible urticaria	≥2025	3	– Ph3 to be initiated in H2 2021

	Food allergy	≥2025	3	– Ph3 to be initiated in H2 2021

SAF312 (libvatrep)	Chronic ocular surface pain	≥2025	2	– Submission delay due to study recruitment challenges

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	≥2025	3	– Enrollment ongoing – FDA Fast Track designation – China Breakthrough Therapy designation

UNR844	Presbyopia	2024	2

VAY736 (ianalumab)	Auto-immune hepatitis	≥2025	2

	Sjögren’s syndrome	≥2025	2	– FDA Fast Track designation

VDT482 (tislelizumab)	NSCLC	H1 2022	3	– Evaluation of US BLA submission options on-going

	1L Nasopharyngeal carcinoma	2022	3

	1L Gastric cancer	2023	3

	1L ESCC	2023	3

	Localized ESCC	2023	3

	1L Hepatocellular carcinoma	2023	3

	1L Small cell lung cancer	2024	3

	1L Bladder urothelial cell carcinoma	2024	3

VPM087 (gevokizumab)	Colorectal cancer, 1st line	≥2025	1

Xolair	Food allergy	2023	3

YTB323	2L r/r Diffuse large B-cell lymphoma	2024	3	– Ph3 to be initiated in H1 2022

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis (same as originator)	– In Ph3

SOK583 (aflibercept)	Ophthalmology (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix

Bevacizumab	Solid tumors	– Bio-Thera Solutions

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Third quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q3 2021	Q3 2020

Net sales to third parties	10	13 030	12 259

Other revenues	10	337	279

Cost of goods sold		-3 938	-3 753

Gross profit		9 429	8 785

Selling, general and administration		-3 618	-3 419

Research and development		-2 380	-2 146

Other income		373	406

Other expense		-571	-1 214

Operating income		3 233	2 412

Income from associated companies		223	226

Interest expense		-202	-209

Other financial income and expense		-24	-19

Income before taxes		3 230	2 410

Income taxes		-472	-478

Net income		2 758	1 932

Attributable to:
Shareholders of Novartis AG		2 758	1 935

Non-controlling interests		0	-3

Weighted average number of shares outstanding – Basic (million)		2 237	2 285

Basic earnings per share (USD) [1]		1.23	0.85

Weighted average number of shares outstanding – Diluted (million)		2 254	2 302

Diluted earnings per share (USD) [1]		1.22	0.84

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements
Nine months to September 30 (unaudited)
(USD millions unless indicated otherwise)	Note	9M 2021	9M 2020

Net sales to third parties	10	38 397	35 889

Other revenues	10	958	979

Cost of goods sold		-11 891	-10 904

Gross profit		27 464	25 964

Selling, general and administration		-10 901	-10 273

Research and development		-7 131	-6 647

Other income		1 481	1 099

Other expense		-1 786	-2 635

Operating income		9 127	7 508

Income from associated companies		718	532

Interest expense		-605	-668

Other financial income and expense		-54	-53

Income before taxes		9 186	7 319

Income taxes		-1 474	-1 347

Net income		7 712	5 972

Attributable to:
Shareholders of Novartis AG		7 713	5 978

Non-controlling interests		-1	-6

Weighted average number of shares outstanding – Basic (million)		2 244	2 282

Basic earnings per share (USD) [1]		3.44	2.62

Weighted average number of shares outstanding – Diluted (million)		2 261	2 300

Diluted earnings per share (USD) [1]		3.41	2.60

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
Third quarter (unaudited)
(USD millions)	Q3 2021	Q3 2020

Net income	2 758	1 932

Other comprehensive income to be eventually recycled into the consolidated income statement:
Novartis share of other comprehensive income recognized by associated companies, net of taxes	114	-44

Net investment hedge	55	-97

Currency translation effects	-513	1 111

Total of items to eventually recycle	-344	970

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes	129	-189

Fair value adjustments on equity securities, net of taxes	16	-53

Total of items never to be recycled	145	-242

Total comprehensive income	2 559	2 660

Attributable to:
Shareholders of Novartis AG	2 559	2 663

Non-controlling interests	0	-3

Nine months to September 30 (unaudited)
(USD millions)	9M 2021	9M 2020

Net income	7 712	5 972

Other comprehensive income to be eventually recycled into the consolidated income statement:
Novartis share of other comprehensive income recognized by associated companies, net of taxes	43	-56

Net investment hedge	127	-98

Currency translation effects	-2 063	1 493

Total of items to eventually recycle	-1 893	1 339

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes	1 803	-482

Fair value adjustments on equity securities, net of taxes	242	46

Total of items never to be recycled	2 045	-436

Total comprehensive income	7 864	6 875

Attributable to:
Shareholders of Novartis AG	7 868	6 882

Non-controlling interests	-4	-7

Consolidated balance sheets
(USD millions)	Note	Sep 30, 2021 (unaudited)	Dec 31, 2020 (audited) [1]

Assets
Non-current assets
Property, plant and equipment	10	11 602	12 263

Right-of-use assets		1 555	1 676

Goodwill	10	29 572	29 999

Intangible assets other than goodwill	10	33 951	36 809

Investments in associated companies		9 337	9 632

Deferred tax assets		3 802	3 933

Financial assets		3 010	2 901

Other non-current assets		2 127	892

Total non-current assets		94 956	98 105

Current assets
Inventories		6 885	7 131

Trade receivables		8 377	8 217

Income tax receivables		255	239

Marketable securities, commodities, time deposits and derivative financial instruments		951	1 905

Cash and cash equivalents		7 211	9 658

Other current assets		2 574	2 523

Total current assets		26 253	29 673

Total assets		121 209	127 778

Equity and liabilities
Equity
Share capital		901	913

Treasury shares		-47	-53

Reserves		55 917	55 738

Equity attributable to Novartis AG shareholders		56 771	56 598

Non-controlling interests		166	68

Total equity		56 937	56 666

Liabilities
Non-current liabilities
Financial debts		23 101	26 259

Lease liabilities		1 614	1 719

Deferred tax liabilities		3 349	3 141

Provisions and other non-current liabilities		6 328	6 934

Total non-current liabilities		34 392	38 053

Current liabilities
Trade payables		4 665	5 403

Financial debts and derivative financial instruments		9 337	9 785

Lease liabilities		277	286

Current income tax liabilities		2 463	2 458

Provisions and other current liabilities		13 138	15 127

Total current liabilities		29 880	33 059

Total liabilities		64 272	71 112

Total equity and liabilities		121 209	127 778

[1] The December 31, 2020 deferred tax assets and deferred tax liabilities balances have been adjusted to conform with the 2021 presentation, see Note 4 for additional disclosures.

Consolidated statements of changes in equity
Third quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2021		913	-65	54 400	-1 206	54 042	86	54 128

Net income				2 758		2 758		2 758

Other comprehensive income				114	-313	-199		-199

Total comprehensive income				2 872	-313	2 559		2 559

Purchase of treasury shares			0	-9		-9		-9

Reduction of share capital		-12	18	-6

Equity-based compensation			0	161		161		161

Transaction costs, net of taxes	5.2			10		10		10

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				1	-1

Impact of change in ownership of consolidated entities				-2	0	-2	81	79

Other movements	5.3			10		10		10

Total of other equity movements		-12	18	165	-1	170	80	250

Total equity at September 30, 2021		901	-47	57 437	-1 520	56 771	166	56 937

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at July 1, 2020		913	-37	57 495	-4 559	53 812	73	53 885

Net income				1 935		1 935	-3	1 932

Other comprehensive income				-44	772	728	0	728

Total comprehensive income				1 891	772	2 663	-3	2 660

Purchase of treasury shares			-8	-1 302		-1 310		-1 310

Exercise of options and employee transactions				-17		-17		-17

Equity-based compensation			1	187		188		188

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-857		-857		-857

Fair value adjustments on financial assets sold				1	-1

Other movements	5.3			4		4		4

Total of other equity movements			-7	-1 983	-1	-1 991		-1 991

Total equity at September 30, 2020		913	-44	57 403	-3 788	54 484	70	54 554

Consolidated statements of changes in equity
Nine months to September 30 (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				7 713		7 713	-1	7 712

Other comprehensive income				43	112	155	-3	152

Total comprehensive income				7 756	112	7 868	-4	7 864

Dividends				-7 368		-7 368		-7 368

Purchase of treasury shares			-17	-2 678		-2 695		-2 695

Reduction of share capital		-12	18	-6

Exercise of options and employee transactions			0	39		39		39

Equity-based compensation			5	493		498		498

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	17		17		17

Decrease of treasury share repurchase obligation under a share buyback trading plan	5.1			1 769		1 769		1 769

Transaction costs, net of taxes	5.2			10		10		10

Changes in non-controlling interests							-1	-1

Fair value adjustments on financial assets sold				210	-210

Fair value adjustments related to divestments				3	-3

Impact of change in ownership of consolidated entities				-2	0	-2	103	101

Other movements	5.3			37		37		37

Total of other equity movements		-12	6	-7 476	-213	-7 695	102	-7 593

Total equity at September 30, 2021		901	-47	57 437	-1 520	56 771	166	56 937

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020		936	-80	59 275	-4 657	55 474	77	55 551

Net income				5 978		5 978	-6	5 972

Other comprehensive income				-56	960	904	-1	903

Total comprehensive income				5 922	960	6 882	-7	6 875

Dividends				-6 987		-6 987		-6 987

Purchase of treasury shares			-9	-1 451		-1 460		-1 460

Reduction of share capital		-23	31	-8

Exercise of options and employee transactions			8	798		806		806

Equity-based compensation			6	547		553		553

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	29		29		29

Taxes on treasury share transactions				31		31		31

Increase of treasury share repurchase obligation under a share buyback trading plan	5.1			-857		-857		-857

Fair value adjustments on financial assets sold				91	-91

Other movements	5.3			13		13		13

Total of other equity movements		-23	36	-7 794	-91	-7 872		-7 872

Total equity at September 30, 2020		913	-44	57 403	-3 788	54 484	70	54 554

Consolidated statements of cash flows
Third quarter (unaudited)
(USD millions)	Note	Q3 2021	Q3 2020

Net income		2 758	1 932

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	7.1	2 376	2 682

Interest received		2	5

Interest paid		-157	-161

Other financial receipts			27

Other financial payments		6	-9

Income taxes paid	7.2	-315	-316

Net cash flows from operating activities before working capital and provision changes		4 670	4 160

Payments out of provisions and other net cash movements in non-current liabilities		-154	-968

Change in net current assets and other operating cash flow items		409	-36

Net cash flows from operating activities		4 925	3 156

Purchases of property, plant and equipment		-351	-279

Proceeds from sale of property, plant and equipment		81	2

Purchases of intangible assets		-188	-348

Proceeds from sale of intangible assets		35	99

Purchases of financial assets		-46	-35

Proceeds from sale of financial assets		-20	108

Purchases of other non-current assets		-14	-6

Proceeds from sale of other non-current assets		1	0

Acquisitions and divestments of interests in associated companies, net		-2	-2

Acquisitions and divestments of businesses, net	7.3	-15	-110

Purchases of marketable securities, commodities and time deposits		-741	-1 500

Proceeds from sale of marketable securities, commodities and time deposits		22	46

Net cash flows used in investing activities from continuing operations		-1 238	-2 025

Net cash flows from/used in investing activities from discontinued operations		6	-20

Net cash flows used in investing activities		-1 232	-2 045

Acquisitions of treasury shares		-284	-924

Increase in non-current financial debts			2 181

Change in current financial debts		-1 182	710

Payments of lease liabilities, net		-78	-75

Impact of change in ownership of consolidated entities		-4

Other financing cash flows, net		0	19

Net cash flows used in/from financing activities from continuing operations		-1 548	1 911

Net cash flows from/used in financing activities from discontinued operations		14	-11

Net cash flows used in/from financing activities		-1 534	1 900

Net change in cash and cash equivalents before effect of exchange rate changes		2 159	3 011

Effect of exchange rate changes on cash and cash equivalents		-65	66

Net change in cash and cash equivalents		2 094	3 077

Cash and cash equivalents at July 1		5 117	5 917

Cash and cash equivalents at September 30		7 211	8 994

Consolidated statements of cash flows
Nine months to September 30 (unaudited)
(USD millions)	Note	9M 2021	9M 2020

Net income		7 712	5 972

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	7.1	6 642	7 884

Dividends received from associated companies and others		523	489

Interest received		8	42

Interest paid		-458	-482

Other financial receipts			288

Other financial payments		-316	-28

Income taxes paid	7.2	-1 459	-1 215

Net cash flows from operating activities before working capital and provision changes		12 652	12 950

Payments out of provisions and other net cash movements in non-current liabilities		-530	-1 792

Change in net current assets and other operating cash flow items		-935	-1 513

Net cash flows from operating activities		11 187	9 645

Purchases of property, plant and equipment		-918	-754

Proceeds from sale of property, plant and equipment		166	6

Purchases of intangible assets		-1 076	-808

Proceeds from sale of intangible assets		664	204

Purchases of financial assets		-124	-125

Proceeds from sale of financial assets		408	467

Purchases of other non-current assets		-56	-54

Proceeds from sale of other non-current assets		4	0

Acquisitions and divestments of interests in associated companies, net		-6	-6

Acquisitions and divestments of businesses, net	7.3	-224	-10 011

Purchases of marketable securities, commodities and time deposits		-836	-1 845

Proceeds from sale of marketable securities, commodities and time deposits		1 643	440

Net cash flows used in investing activities from continuing operations		-355	-12 486

Net cash flows used in investing activities from discontinued operations			-125

Net cash flows used in investing activities		-355	-12 611

Dividends paid to shareholders of Novartis AG		-7 368	-6 987

Acquisitions of treasury shares		-2 909	-1 074

Proceeds from exercised options and other treasury share transactions, net		53	846

Increase in non-current financial debts			7 126

Repayments of non-current financial debts		-1 466	-2 002

Change in current financial debts		-1 174	3 196

Payments of lease liabilities, net		-236	-217

Impact of change in ownership of consolidated entities		-4

Other financing cash flows, net		91	-123

Net cash flows used in/from financing activities from continuing operations		-13 013	765

Net cash flows used in financing activities from discontinued operations			-37

Net cash flows used in/from financing activities		-13 013	728

Net change in cash and cash equivalents before effect of exchange rate changes		-2 181	-2 238

Effect of exchange rate changes on cash and cash equivalents		-266	120

Net change in cash and cash equivalents		-2 447	-2 118

Cash and cash equivalents at January 1		9 658	11 112

Cash and cash equivalents at September 30		7 211	8 994

Notes to the Condensed Interim Consolidated Financial Statements for the three-month and nine-month period ended September 30, 2021 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month and nine-month interim period ended September 30, 2021, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2020 Annual Report published on January 26, 2021.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2020 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2020 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2021
There were no significant business acquisition transactions that closed in the nine months of 2021. For disclosure on significant research and development agreements, see Note 11.
Significant transaction entered into the first nine months of 2021 and closed in October 2021
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excludes the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consists of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The preliminary purchase price allocation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million net deferred tax assets. Goodwill amounted to USD 107 million.
Significant transactions in 2020
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.
The fair value of the total purchase consideration was USD 9.6 billion. The purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion, consisting of USD 8.5 billion intangible assets, USD 1.4 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.
The 2020 results of operations since the date of acquisition were not material.
Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.
Aspen’s portfolio in Japan consists of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition enabled Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consists of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets, and USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million.
The 2020 results of operations since the date of acquisition were not material.
Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.
In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and on April 2, 2020 entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as approval from the US Federal Trade Commission for the transaction was not obtained within the agreed timelines.
The cumulative amount of the depreciation on property, plant and equipment (USD 38 million) and amortization on intangible assets (USD 102 million), not recorded in the consolidated income statement since the date of classification as held for sale was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet is not required to be restated.
In 2020, there were no cumulative income or expenses included in other comprehensive income relating to the disposal group.

4. Deferred tax assets and liabilities
The December 31, 2020 presentation of deferred tax liabilities and deferred tax assets on the consolidated balance sheet has been adjusted. This adjustment was made to conform with the September 30, 2021 presentation to offset all deferred tax liabilities and deferred tax assets within the same tax jurisdiction and when a legally enforceable right to offset current tax assets against current tax liabilities exists.
In the December 31, 2020 consolidated balance sheet, deferred tax liabilities and deferred tax assets were presented on a gross basis and not fully netted as required for presentation in the consolidated balance sheet, because only a certain portion of deferred tax amounts were offset.
The correction resulted in a decrease in the previously reported December 31, 2020 deferred tax liabilities, total non-current liabilities, total liabilities and total equity and liabilities by USD 4.3 billion and a corresponding USD 4.3 billion decrease in deferred tax assets, total non-current assets, and total assets. The correction resulted only in the net presentation of these deferred tax amounts in the consolidated balance sheet and management concluded the item was not material to the previously issued Consolidated Financial Statements.
5. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2021	2020	9M 2021	9M 2020

Balance at beginning of year		2 256.8	2 265.0	56 598	55 474

Shares acquired to be canceled		-28.2	-14.7	-2 558	-1 305

Other share purchases		-1.4	-1.6	-137	-155

Exercise of options and employee transactions		0.6	14.7	39	806

Equity-based compensation		9.2	10.8	498	553

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.1	0.3	17	29

Taxes on treasury share transactions					31

Decrease/(increase) of treasury share repurchase obligation under a share buyback trading plan	5.1			1 769	-857

Dividends				-7 368	-6 987

Net income of the period attributable to shareholders of Novartis AG				7 713	5 978

Other comprehensive income attributable to shareholders of Novartis AG				155	904

Transaction costs, net of taxes	5.2			10

Impact of change in ownership of consolidated entities				-2

Other movements	5.3			37	13

Balance at September 30		2 237.1	2 274.5	56 771	54 484

5.1. In June 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of associates. Novartis was able to cancel this arrangement at any time but would have been subject to a 90-day waiting period.
This trading plan commitment was fully executed and expired in June 2021, and as a consequence, there is no contingent liability related to this plan recognized as of September 30, 2021.
In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis was able to cancel this arrangement at any time but would have been subject to a 90-day waiting period. The commitment under this arrangement therefore reflected the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
This trading plan commitment was fully executed and expired in March 2021, and as a consequence, there is no contingent liability related to this plan recognized as of September 30, 2021.

5.2. In 2021, transaction costs, net of taxes included adjustments to provisions for transaction costs, net of taxes, directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders. No transaction costs were recorded to equity in 2020.
5.3. Other movements included, for subsidiaries in hyperinﬂationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year.
6. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2021, and December 31, 2020. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2020 Annual Report, published on January 26, 2021.
	Level 1		Level 2		Level 3		Total

(USD millions)	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020

Marketable securities
Debt securities			24	26			24	26

Total marketable securities			24	26			24	26

Derivative financial instruments			52	159			52	159

Total marketable securities and derivative financial instruments			76	185			76	185

Long-term financial investments
Debt and equity securities	1 117	1 153			498	460	1 615	1 613

Fund investments	29	30			362	336	391	366

Contingent consideration receivables					695	625	695	625

Total long-term financial investments	1 146	1 183			1 555	1 421	2 701	2 604

Associated companies at fair value through profit or loss					221	211	221	211

Contingent consideration payables					-1 114	-1 046	-1 114	-1 046

Other financial liabilities					-21	-23	-21	-23

Derivative financial instruments			-86	-194			-86	-194

Total financial liabilities at fair value			-86	-194	-1 135	-1 069	-1 221	-1 263

During the nine-month period of 2021, there was a transfer of equity security from level 1 to level 3 of USD 29 million due to de-listing. During the third quarter of 2021, there were five non-significant transfers of equity securities from level 3 to level 1 totaling USD 67 million due to Initial Public Offerings.
The fair value of straight bonds amounted to USD 28.2 billion at September 30, 2021 (USD 31.4 billion at December 31, 2020) compared to the balance sheet value of USD 26.2 billion at September 30, 2021 (USD 28.3 billion at December 31, 2020). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 2.7 billion at September 30, 2021 (USD 2.6 billion at December 31, 2020) is included in the line “Financial assets” of the consolidated balance sheets.
In the nine-month period of 2021, in accordance with the consolidated foundations’ Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 9 million (2020: USD 331 million) were sold, or otherwise disposed of, and the USD 1 million gain on disposal (2020: USD 13 million gain on disposal) was transferred from other comprehensive income to retained earnings (Q3 2021: nil).
In the first quarter of 2021, Novartis repaid a USD 1.5 billion (nominal amount of EUR 1.25 billion) bond, at maturity in accordance with its terms.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
Interest Rate Benchmark Reform - Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 was effective as of January 1, 2021. These amendments address issues that might affect financial reporting when an existing interest rate benchmark (i.e. Interbank offered rate – IBOR) is replaced with an alternative benchmark interest rate. The effects of interest rate benchmark reform on the Group’s financial instruments and risk management strategies are not expected to have a material impact on the Group’s consolidated financial statements.
7. Details to the consolidated statements of cash flows
7.1. Reversal of non-cash items and other adjustments
(USD millions)	Q3 2021	Q3 2020

Depreciation, amortization and impairments on:
Property, plant and equipment	316	705

Right-of-use assets	78	82

Intangible assets	1 059	947

Financial assets [1]	-8	-139

Change in provisions and other non-current liabilities	380	498

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-97	-93

Equity-settled compensation expense	173	202

Income from associated companies	-223	-226

Income taxes	472	478

Net financial expense	226	228

Total	2 376	2 682

[1] Includes fair value adjustments
(USD millions)	9M 2021	9M 2020

Depreciation, amortization and impairments on:
Property, plant and equipment	1 049	1 405

Right-of-use assets	238	236

Intangible assets	3 307	3 206

Financial assets [1]	-50	-266

Change in provisions and other non-current liabilities	796	1 336

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-654	-148

Equity-settled compensation expense	541	579

Income from associated companies	-718	-532

Income taxes	1 474	1 347

Net financial expense	659	721

Total	6 642	7 884

[1] Includes fair value adjustments
7.2. Total amount of income taxes paid
During the nine-month period of 2021, the total amount of income taxes paid was USD 1 459 million (Q3 2021: USD 315 million), which was included within “Net cash flows from operating activities.”
During the nine-month period of 2020, the total amount of income taxes paid was USD 1 303 million (Q3 2020: USD 316 million), of which USD 1 215 million (Q3 2020: USD 316 million) was included within “Net cash flows from operating activities,” and USD 88 million (Q3 2020: nil) was included within “Net cash flows used in investing activities from discontinued operations.”

7.3. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q3 2021	Q3 2020	9M 2021	9M 2020

Net assets recognized as a result of acquisitions of businesses	-91	-143	-320	-10 173

Fair value of previously held equity interests	22	6	42	6

Contingent consideration payable, net		21	0	98

Payments, deferred consideration and other adjustments, net	5	-29	3	36

Cash flows used for acquisitions of businesses	-64	-145	-275	-10 033

Cash flows from divestments of businesses, net [1]	49	35	51	22

Cash flows used for acquisitions and divestments of businesses, net	-15	-110	-224	-10 011

[1] In the first nine months of 2021 the USD 51 million (Q3 2021: USD 49 million) included USD 37 million (Q3 2021: USD 35 million) net cash inflows from previous years divestments and USD 14 million (Q3 2021: USD 14 million) net cash inflows from business divestments in 2021, comprised of an intangible asset.

     In the first nine months of 2020 the USD 22 million (Q3 2020: USD 35 million) included USD 19 million (Q3 2020: USD 34 million) net cash inflows from previous years divestments and USD 3 million (Q3 2020: USD 1 million) net cash inflows from business divestments in 2020. The net identifiable assets of the 2020 divested businesses comprised property, plant and equipment of USD 6 million.

Notes 3 and 8 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.
8. Acquisition of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	9M 2021	9M 2020

Property, plant and equipment		26

Right-of-use assets		32

Currently marketed products		196

Acquired research and development	260	8 600

Scientific infrastructure	98

Other intangible assets		218

Deferred tax assets	12	476

Non-current financial and other assets		49

Inventories		84

Trade receivables and financial and other current assets	1	109

Cash and cash equivalents	10	76

Deferred tax liabilities	-70	-1 977

Current and non-current financial debts	-1	-32

Current and non-current lease liabilities		-44

Trade payables and other liabilities	-3	-144

Net identifiable assets acquired	307	7 669

Acquired cash and cash equivalents	-10	-76

Non-controlling interests	-105

Goodwill	128	2 580

Net assets recognized as a result of acquisitions of businesses	320	10 173

There were no significant acquisitions of businesses in the nine-month period of 2021.
Note 3 details the nine-month period of 2020 significant acquisitions of businesses, specifically, The Medicines Company and the Japanese business of AGI. The goodwill arising out of these acquisitions is attributable to buyer specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. In the nine-month period of 2021 no goodwill (2020: USD 73 million) was tax deductible.

9. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2020 Annual Report and 2020 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 25, 2021 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2020 Annual Report and 2020 Form 20-F.
Investigations and related litigations
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. has received a grand jury subpoena and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ) in connection with those agencies’ investigation into alleged price fixing and market allocation of generic drugs in the US market as well as alleged federal False Claims Act (FCA) violations. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. agreed to pay USD 195 million and entered into a deferred prosecution agreement. The Sandoz resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. At the same time, Sandoz reached an agreement in principle with the DOJ Civil Division to resolve potential related damages claims arising out of the same conduct and products on behalf of US federal health programs under the FCA for USD 185 million and fully provisioned for this resolution. In 2021, Sandoz Inc. finalized the resolution with the DOJ Civil Division, which resolved those claims. In October 2021, Sandoz Inc. paid USD 185 million plus interest from the date of the agreement in principle to settle, and entered into a corporate integrity agreement (CIA) with the Office of Inspector General (OIG) of the US Department of Health and Human Services (HHS), under which Sandoz Inc. will implement additional controls. This resolution with the DOJ Civil Division resolves all federal government matters related to price fixing allegations and HHS will not seek to exclude Sandoz Inc. from specified federal healthcare programs.
Other investigations and cases relating to this matter are described in the “Investigations and related litigations - Government generic pricing antitrust investigations, antitrust class actions” entry in Note 20 to the 2020 Annual Report and 2020 Form 20-F.
340B Drug Pricing Program investigation
In February 2021, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requests the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC provided documents and information to the Office of the Attorney General. In May 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to OIG, which could result in the imposition of civil monetary penalties on NPC. The U.S. District Court for the District of Columbia declined NPC’s request to enjoin HRSA’s referral of this matter to OIG as Novartis’ challenge should be heard before the process is completed.
Entresto matter
In September 2021, NPC received a Civil Investigative Demand (CID) from the DOJ seeking information from 2016 to the present regarding the marketing and pricing of Entresto, including remuneration provided to healthcare professionals. NPC is evaluating the CID.
Japan investigation
In 2015, a trial started against a former Novartis Pharma K.K. (NPKK) employee, and also against NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK were subject to a maximum total fine of JPY 4 million. In 2018, the Tokyo High Court upheld a not-guilty ruling of the Tokyo District Court in 2017 for both the former NPKK employee and NPKK, and that ruling was appealed to the Supreme Court of Japan. In June 2021, the Supreme Court issued its decision dismissing the prosecutors’ appeal and upholding the Tokyo District Court’s not-guilty ruling. This matter is now concluded.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2020 Annual Report and 2020 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

10. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchises Hematology and Solid Tumor, and Novartis Pharmaceuticals consists of the global business franchises Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for the Retail Generics business franchise and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Customer and Technology Solutions (formerly named Novartis Business Services).
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2020 Annual Report.
Segmentation – Consolidated income statements
Third quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

Net sales to third parties	10 628	9 837	2 402	2 422			13 030	12 259

Sales to other segments	189	193	37	45	-226	-238

Net sales	10 817	10 030	2 439	2 467	-226	-238	13 030	12 259

Other revenues	307	265	26	10	4	4	337	279

Cost of goods sold	-2 912	-2 750	-1 269	-1 255	243	252	-3 938	-3 753

Gross profit	8 212	7 545	1 196	1 222	21	18	9 429	8 785

Selling, general and administration	-3 006	-2 825	-480	-488	-132	-106	-3 618	-3 419

Research and development	-2 156	-1 930	-224	-216			-2 380	-2 146

Other income	135	174	38	34	200	198	373	406

Other expense	-384	-966	-90	-157	-97	-91	-571	-1 214

Operating income	2 801	1 998	440	395	-8	19	3 233	2 412

as % of net sales	26.4%	20.3%	18.3%	16.3%			24.8%	19.7%

Income from associated companies			1	1	222	225	223	226

Interest expense							-202	-209

Other financial income and expense							-24	-19

Income before taxes							3 230	2 410

Income taxes							-472	-478

Net income							2 758	1 932

Nine months to September 30
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020

Net sales to third parties	31 291	28 780	7 106	7 109			38 397	35 889

Sales to other segments	611	602	138	137	-749	-739

Net sales	31 902	29 382	7 244	7 246	-749	-739	38 397	35 889

Other revenues	898	772	51	45	9	162	958	979

Cost of goods sold	-8 878	-7 830	-3 806	-3 869	793	795	-11 891	-10 904

Gross profit	23 922	22 324	3 489	3 422	53	218	27 464	25 964

Selling, general and administration	-9 032	-8 446	-1 494	-1 504	-375	-323	-10 901	-10 273

Research and development	-6 472	-6 036	-659	-611			-7 131	-6 647

Other income	963	500	183	83	335	516	1 481	1 099

Other expense	-1 161	-1 556	-305	-719	-320	-360	-1 786	-2 635

Operating income	8 220	6 786	1 214	671	-307	51	9 127	7 508

as % of net sales	26.3%	23.6%	17.1%	9.4%			23.8%	20.9%

Income from associated companies	1	1	2	2	715	529	718	532

Interest expense							-605	-668

Other financial income and expense							-54	-53

Income before taxes							9 186	7 319

Income taxes							-1 474	-1 347

Net income							7 712	5 972

Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020	Sep 30, 2021	Dec 31, 2020

Total assets	79 826	83 112	16 211	16 825	25 172	27 841	121 209	127 778

Total liabilities	-15 498	-15 472	-3 693	-3 786	-45 081	-51 854	-64 272	-71 112

Total equity							56 937	56 666

Net debt [1]					24 276	24 481	24 276	24 481

Net operating assets	64 328	67 640	12 518	13 039	4 367	468	81 213	81 147

Included in net operating assets are:
Property, plant and equipment	9 239	9 863	1 890	1 849	473	551	11 602	12 263

Goodwill	21 546	21 718	8 019	8 274	7	7	29 572	29 999

Intangible assets other than goodwill	32 443	35 121	1 322	1 543	186	145	33 951	36 809

[1] See page 56 for additional disclosures related to net debt.
The following tables show the property, plant and equipment impairment charges and reversals, and the intangible asset impairment charges:
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

Property, plant and equipment impairment charges	-6	-283	-24	-105			-30	-388

Property, plant and equipment impairment reversal		2	3	5			3	7

Intangible assets impairment charges	-74	-68	-18	-48	-1		-93	-116

Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020

Property, plant and equipment impairment charges	-184	-293	-60	-117			-244	-410

Property, plant and equipment impairment reversal	43	2	58	5			101	7

Intangible assets impairment charges [1]	-362	-577	-19	-90	-1		-382	-667

[1] Nine months 2021 includes an impairment of USD 201 million in Innovative Medicines related to the write-down of IPR&D related to cessation of clinical development program GTX312.
Nine months 2020 includes an impairment of USD 485 million in Innovative Medicines related to the write-down of IPR&D related to cessation of clinical development program ZPL389 for atopic dermatitis.
In the third quarter and nine months of 2021, there were no reversals of prior-year impairment charges on intangible assets (Q3 and 9M 2020: nil).
Segmentation – Net sales by region1
Third quarter
	Q3 2021 USD m	Q3 2020 USD m	% change USD	% change cc 2	Q3 2021 % of total	Q3 2020 % of total

Innovative Medicines

Europe	3 724	3 455	8	7	35	35

US	3 802	3 632	5	5	36	37

Asia/Africa/Australasia	2 380	2 154	10	8	22	22

Canada and Latin America	722	596	21	20	7	6

Total	10 628	9 837	8	7	100	100

Of which in Established Markets	7 914	7 556	5	4	74	77

Of which in Emerging Growth Markets	2 714	2 281	19	17	26	23

Sandoz

Europe	1 339	1 298	3	2	56	54

US	440	547	-20	-20	18	23

Asia/Africa/Australasia	400	385	4	2	17	16

Canada and Latin America	223	192	16	12	9	7

Total	2 402	2 422	-1	-2	100	100

Of which in Established Markets	1 696	1 780	-5	-6	71	73

Of which in Emerging Growth Markets	706	642	10	9	29	27

Group

Europe	5 063	4 753	7	6	39	39

US	4 242	4 179	2	2	33	34

Asia/Africa/Australasia	2 780	2 539	9	7	21	21

Canada and Latin America	945	788	20	18	7	6

Total	13 030	12 259	6	5	100	100

Of which in Established Markets	9 610	9 336	3	2	74	76

Of which in Emerging Growth Markets	3 420	2 923	17	15	26	24

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

Segmentation – Net sales by region1
Nine months to September 30
	9M 2021 USD m	9M 2020 USD m	% change USD	% change cc 2	9M 2021 % of total	9M 2020 % of total

Innovative Medicines

Europe	11 124	9 821	13	8	36	34

US	11 054	10 689	3	3	35	37

Asia/Africa/Australasia	7 058	6 455	9	5	23	22

Canada and Latin America	2 055	1 815	13	14	6	7

Total	31 291	28 780	9	6	100	100

Of which in Established Markets	23 377	21 822	7	4	75	76

Of which in Emerging Growth Markets	7 914	6 958	14	11	25	24

Sandoz

Europe	3 896	3 856	1	-4	55	54

US	1 344	1 625	-17	-17	19	23

Asia/Africa/Australasia	1 210	1 060	14	10	17	15

Canada and Latin America	656	568	15	12	9	8

Total	7 106	7 109	0	-4	100	100

Of which in Established Markets	5 081	5 246	-3	-8	72	74

Of which in Emerging Growth Markets	2 025	1 863	9	7	28	26

Group

Europe	15 020	13 677	10	4	39	38

US	12 398	12 314	1	1	32	34

Asia/Africa/Australasia	8 268	7 515	10	6	22	21

Canada and Latin America	2 711	2 383	14	13	7	7

Total	38 397	35 889	7	4	100	100

Of which in Established Markets	28 458	27 068	5	2	74	75

Of which in Emerging Growth Markets	9 939	8 821	13	11	26	25

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
Third quarter
	Q3 2021	Q3 2020	% change	% change
	USD m	USD m	USD	cc 1

Hematology
Tasigna	514	478	8	7

Promacta/Revolade	522	442	18	18

Jakavi	426	335	27	26

Gleevec/Glivec	256	280	-9	-9

Kymriah	146	122	20	20

Exjade/Jadenu	134	162	-17	-18

Adakveo	42	35	20	20

Other	85	85	0	-2

Total Hematology	2 125	1 939	10	9

Solid Tumor
Tafinlar + Mekinist	417	397	5	4

Sandostatin	351	361	-3	-4

Afinitor/Votubia	246	262	-6	-6

Kisqali	232	183	27	27

Votrient	142	160	-11	-12

Lutathera	120	119	1	1

Piqray	82	83	-1	-1

Tabrecta	24	12	100	96

Other	165	182	-9	-11

Total Solid Tumor	1 779	1 759	1	1

Total Novartis Oncology business unit	3 904	3 698	6	5

Immunology, Hepatology and Dermatology
Cosentyx	1 247	1 012	23	22

Ilaris	272	220	24	24

Total Immunology, Hepatology and Dermatology	1 519	1 232	23	22

Neuroscience
Gilenya	703	733	-4	-5

Zolgensma	375	291	29	28

Kesimpta	109	1	nm	nm

Mayzent	76	49	55	55

Aimovig	56	39	44	45

Other	11	12	-8	-15

Total Neuroscience	1 330	1 125	18	18

Ophthalmology
Lucentis	556	515	8	6

Xiidra	108	99	9	10

Beovu	49	51	-4	-3

Other	358	487	-26	-28

Total Ophthalmology	1 071	1 152	-7	-8

Cardiovascular, Renal and Metabolism
Entresto	924	632	46	44

Leqvio	5		nm	nm

Total Cardiovascular, Renal and Metabolism	929	632	47	45

Respiratory and Allergy
Xolair	365	320	14	13

Ultibro Group	137	154	-11	-12

Other	15	6	150	100

Total Respiratory and Allergy	517	480	8	6

Established Medicines
Galvus Group	272	289	-6	-5

Exforge Group	203	237	-14	-16

Diovan Group	180	237	-24	-26

Zortress/Certican	105	107	-2	-2

Neoral/Sandimmun(e)	92	93	-1	-2

Voltaren/Cataflam	94	91	3	1

Other	412	464	-11	-12

Total Established Medicines	1 358	1 518	-11	-11

Total Novartis Pharmaceuticals business unit	6 724	6 139	10	8

Total division net sales	10 628	9 837	8	7

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

nm = not meaningful

Innovative Medicines Division net sales by business franchise
Nine months to September 30
	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc 1

Hematology
Tasigna	1 552	1 445	7	5

Promacta/Revolade	1 498	1 267	18	16

Jakavi	1 187	963	23	18

Gleevec/Glivec	791	897	-12	-15

Kymriah	444	333	33	30

Exjade/Jadenu	434	497	-13	-16

Adakveo	121	71	70	70

Other	264	234	13	9

Total Hematology	6 291	5 707	10	7

Solid Tumor
Tafinlar + Mekinist	1 235	1 134	9	6

Sandostatin	1 068	1 076	-1	-2

Afinitor/Votubia	764	824	-7	-8

Kisqali	652	503	30	27

Votrient	438	488	-10	-12

Lutathera	360	336	7	5

Piqray	242	236	3	2

Tabrecta	63	18	nm	nm

Other	502	572	-12	-15

Total Solid Tumor	5 324	5 187	3	1

Total Novartis Oncology business unit	11 615	10 894	7	4

Immunology, Hepatology and Dermatology
Cosentyx	3 475	2 886	20	18

Ilaris	775	633	22	22

Total Immunology, Hepatology and Dermatology	4 250	3 519	21	19

Neuroscience
Gilenya	2 131	2 243	-5	-7

Zolgensma	1 009	666	52	49

Kesimpta	225	1	nm	nm

Mayzent	200	113	77	74

Aimovig	156	108	44	37

Other	34	39	-13	-13

Total Neuroscience	3 755	3 170	18	16

Ophthalmology
Lucentis	1 652	1 403	18	12

Xiidra	334	268	25	25

Beovu	135	153	-12	-13

Other	1 155	1 461	-21	-24

Total Ophthalmology	3 276	3 285	0	-4

Cardiovascular, Renal and Metabolism
Entresto	2 599	1 781	46	41

Leqvio	8		nm	nm

Other		1	nm	nm

Total Cardiovascular, Renal and Metabolism	2 607	1 782	46	42

Respiratory and Allergy
Xolair	1 055	916	15	10

Ultibro Group	436	463	-6	-11

Other	36	16	125	100

Total Respiratory and Allergy	1 527	1 395	9	4

Established Medicines
Galvus Group	814	906	-10	-11

Exforge Group	704	733	-4	-8

Diovan Group	584	779	-25	-28

Zortress/Certican	321	340	-6	-8

Neoral/Sandimmun(e)	279	290	-4	-8

Voltaren/Cataflam	276	265	4	2

Other	1 283	1 422	-10	-13

Total Established Medicines	4 261	4 735	-10	-13

Total Novartis Pharmaceuticals business unit	19 676	17 886	10	7

Total division net sales	31 291	28 780	9	6

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2021
Third quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	753	18	494	33	30	1 247	23	22

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	405	29	519	63	59	924	46	44

Gilenya	Neuroscience	Relapsing multiple sclerosis	359	-5	344	-3	-4	703	-4	-5

Lucentis	Ophthalmology	Age-related macular degeneration			556	8	6	556	8	6

Tasigna	Hematology	Chronic myeloid leukemia	222	4	292	11	9	514	8	7

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	246	17	276	19	19	522	18	18

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	154	9	263	3	2	417	5	4

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			426	27	26	426	27	26

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	216	1	135	-9	-11	351	-3	-4

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			365	14	13	365	14	13

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	126	3	249	47	48	375	29	28

Galvus Group	Established Medicines	Type 2 diabetes			272	-6	-5	272	-6	-5

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	63	-11	193	-8	-9	256	-9	-9

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	136	31	136	17	18	272	24	24

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	143	-8	103	-4	-5	246	-6	-6

Exforge Group	Established Medicines	Hypertension	2	-71	201	-13	-15	203	-14	-16

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	87	5	145	45	45	232	27	27

Diovan Group	Established Medicines	Hypertension	9	-73	171	-16	-18	180	-24	-26

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	53	8	93	27	28	146	20	20

Votrient	Solid Tumor	Renal cell carcinoma	56	-13	86	-10	-12	142	-11	-12

Top 20 products total			3 030	8	5 319	13	12	8 349	11	10

Rest of portfolio			772	-7	1 507	1	-1	2 279	-2	-3

Total division sales			3 802	5	6 826	10	9	10 628	8	7

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

Net sales of the top 20 Innovative Medicines Division products in 2021
Nine months to September 30
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 113	15	1 362	29	22	3 475	20	18

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 192	30	1 407	62	53	2 599	46	41

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 082	-8	1 049	-1	-6	2 131	-5	-7

Lucentis	Ophthalmology	Age-related macular degeneration			1 652	18	12	1 652	18	12

Tasigna	Hematology	Chronic myeloid leukemia	652	2	900	12	8	1 552	7	5

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	701	15	797	21	18	1 498	18	16

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	445	6	790	11	6	1 235	9	6

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			1 187	23	18	1 187	23	18

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	635	1	433	-4	-8	1 068	-1	-2

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			1 055	15	10	1 055	15	10

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	351	-1	658	110	106	1 009	52	49

Galvus Group	Established Medicines	Type 2 diabetes			814	-10	-11	814	-10	-11

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	202	-18	589	-10	-13	791	-12	-15

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	356	24	419	21	20	775	22	22

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	447	-8	317	-6	-9	764	-7	-8

Exforge Group	Established Medicines	Hypertension	10	-23	694	-4	-8	704	-4	-8

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	241	2	411	54	50	652	30	27

Diovan Group	Established Medicines	Hypertension	40	-57	544	-21	-24	584	-25	-28

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	172	13	272	50	44	444	33	30

Votrient	Solid Tumor	Renal cell carcinoma	168	-16	270	-6	-10	438	-10	-12

Top 20 products total			8 807	6	15 620	15	10	24 427	12	9

Rest of portfolio			2 247	-6	4 617	3	-2	6 864	-1	-3

Total division sales			11 054	3	20 237	12	7	31 291	9	6

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

Sandoz Division net sales by business franchise
Third quarter
	Q3 2021	Q3 2020	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 783	1 812	-2	-3

Biopharmaceuticals	526	498	6	5

Anti-Infectives [1]	93	112	-17	-17

Total division net sales	2 402	2 422	-1	-2

[1] Sandoz total anti-infectives net sales amounted to USD 273 million (Q3 2020: USD 266 million), of which USD 180 million (Q3 2020: USD 154 million) is sold through the Retail Generics business franchise and USD 93 million (Q3 2020: USD 112 million) is sold to other third party companies through the Anti-Infectives business franchise

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
Nine months to September 30
	9M 2021	9M 2020	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	5 239	5 357	-2	-6

Biopharmaceuticals	1 561	1 414	10	5

Anti-Infectives [1]	306	338	-9	-12

Total division net sales	7 106	7 109	0	-4

[1] Sandoz total anti-infectives net sales amounted to USD 793 million (9M 2020: USD 848 million), of which USD 487 million (9M 2020: USD 510 million) is sold through the Retail Generics business franchise and USD 306 million (9M 2020: USD 338 million) is sold to other third party companies through the Anti-Infectives business franchise

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
The product portfolio of Sandoz is widely spread in 2021 and 2020.
Segmentation – Other revenue
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

Profit sharing income	232	218					232	218

Royalty income	18	26	6	6	4	4	28	36

Milestone income	6	12	1				7	12

Other [1]	51	9	19	4			70	13

Total other revenues	307	265	26	10	4	4	337	279

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020

Profit sharing income	637	625					637	625

Royalty income	60	80	18	19	9	162	87	261

Milestone income	118	37	4	11			122	48

Other [1]	83	30	29	15			112	45

Total other revenues	898	772	51	45	9	162	958	979

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

11. Commitments and contingencies
Research and development commitments
Significant transactions in 2021
In January 2021, Novartis entered into a long-term research and development agreement, which closed in February 2021, and Innovative Medicines recognized an IPR&D intangible asset amounting to USD 426 million. This agreement provides for potential milestones payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the research and development commitments for this transaction are expected to amount to USD 260 million in 2022, USD 275 million in 2023, USD 310 million in 2024, USD 455 million in 2025, USD 0 million in 2026 and USD 250 million thereafter, for a total of USD 1.6 billion.
Significant pending transactions
In November 2020, Novartis entered into a long-term research and development agreement, which did not close as of October 25, 2021. This agreement provides for potential milestones payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 117 million in 2022, USD 63 million in 2023, USD 200 million in 2025, USD 115 million in 2026 and USD 819 million thereafter, for a total of USD 1.3 billion.
12. Events subsequent to the September 30, 2021, consolidated balance sheet date
Significant transactions closed in October 2021
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of GSK’s cephalosporin antibiotics business. The transaction was completed on October 8, 2021. For details see Note 3, “Significant transaction entered into the first nine months of 2021 and closed in October 2021.”

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior-year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities, commodities, time deposits and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020	Q3 2021	Q3 2020

IFRS operating income	2 801	1 998	440	395	-8	19	3 233	2 412

Amortization of intangible assets	876	740	55	67			931	807

Impairments

Intangible assets	72	58	18	48			90	106

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	4	283	19	98			23	381

Other property, plant and equipment	-3						-3

Total impairment charges	73	341	37	146			110	487

Acquisition or divestment of businesses and related items

- Income	-1				-48	-14	-49	-14

- Expense		16			5	18	5	34

Total acquisition or divestment of businesses and related items, net	-1	16			-43	4	-44	20

Other items

Divestment gains	-33	-30			-16	-73	-49	-103

Financial assets - fair value adjustments	-7	-87			-2	-52	-9	-139

Restructuring and related items

- Income	-7	-3	-7	-7	-3	-19	-17	-29

- Expense	108	97	44	52	-2	1	150	150

Legal-related items

- Income

- Expense	169	453	5	6			174	459

Additional income	-2	-44	-3	-4	-54	-2	-59	-50

Additional expense	40	44		3	7	8	47	55

Total other items	268	430	39	50	-70	-137	237	343

Total adjustments	1 216	1 527	131	263	-113	-133	1 234	1 657

Core operating income	4 017	3 525	571	658	-121	-114	4 467	4 069

as % of net sales	37.8%	35.8%	23.8%	27.2%			34.3%	33.2%

Income from associated companies			1	1	222	225	223	226

Core adjustments to income from associated companies, net of tax					86	62	86	62

Interest expense							-202	-209

Other financial income and expense							-24	-19

Core adjustments to other financial income and expense							10	-2

Income taxes, adjusted for above items (core income taxes)							-730	-660

Core net income							3 830	3 467

Core net income attributable to shareholders of Novartis AG							3 830	3 470

Core basic EPS (USD) [1]							1.71	1.52

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020	9M 2021	9M 2020

IFRS operating income	8 220	6 786	1 214	671	-307	51	9 127	7 508

Amortization of intangible assets	2 651	2 172	175	300			2 826	2 472

Impairments

Intangible assets	360	567	19	90			379	657

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	94	293		108			94	401

Other property, plant and equipment	42			2			42	2

Total impairment charges	496	860	19	200			515	1 060

Acquisition or divestment of businesses and related items

- Income	-2	-3			-53	-67	-55	-70

- Expense	1	90		22	17	79	18	191

Total acquisition or divestment of businesses and related items, net	-1	87		22	-36	12	-37	121

Other items

Divestment gains	-592	-178	-4		-66	-51	-662	-229

Financial assets - fair value adjustments	-82	-62			32	-204	-50	-266

Restructuring and related items

- Income	-21	-14	-24	-19	-5	-21	-50	-54

- Expense	679	315	123	188	20	26	822	529

Legal-related items

- Income			-11				-11

- Expense	170	540	47	398		-26	217	912

Additional income	-24	-134	-3	-5	-54	-142	-81	-281

Additional expense	123	61		51	30	31	153	143

Total other items	253	528	128	613	-43	-387	338	754

Total adjustments	3 399	3 647	322	1 135	-79	-375	3 642	4 407

Core operating income	11 619	10 433	1 536	1 806	-386	-324	12 769	11 915

as % of net sales	37.1%	36.3%	21.6%	25.4%			33.3%	33.2%

Income from associated companies	1	1	2	2	715	529	718	532

Core adjustments to income from associated companies, net of tax					182	336	182	336

Interest expense							-605	-668

Other financial income and expense							-54	-53

Core adjustments to other financial income and expense							37	-10

Income taxes, adjusted for above items (core income taxes)							-2 088	-1 928

Core net income							10 959	10 124

Core net income attributable to shareholders of Novartis AG							10 960	10 130

Core basic EPS (USD) [1]							4.88	4.44

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Third quarter
(USD millions unless indicated otherwise)	Q3 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2021 Core results	Q3 2020 Core results

Gross profit	9 429	906	17		73	10 425	9 765

Operating income	3 233	931	110	-44	237	4 467	4 069

Income before taxes	3 230	1 017	110	-44	247	4 560	4 127

Income taxes [5]	-472					-730	-660

Net income	2 758					3 830	3 467

Basic EPS (USD) [6]	1.23					1.71	1.52

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 938	906	17		73	-2 942	-2 773

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 618				17	-3 601	-3 412

Research and development	-2 380	25	73		21	-2 261	-2 143

Other income	373		-3	-49	-196	125	77

Other expense	-571		23	5	322	-221	-218

The following are adjustments to arrive at core income before taxes

Income from associated companies	223	86				309	288

Other financial income and expense	-24				10	-14	-21

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 86 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include a reversal of an impairment charge and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off provisions; other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations and provisions; other income includes net gains from the divestment of products and an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other expense also includes legal-related items and adjustments to provisions; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.3 billion to arrive at the core results before tax amounts to USD 258 million. The average tax rate on the adjustments is 19.4% since the estimated quarterly core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
Nine months to September 30
(USD millions unless indicated otherwise)	9M 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2021 Core results	9M 2020 Core results

Gross profit	27 464	2 747	17		439	30 667	28 707

Operating income	9 127	2 826	515	-37	338	12 769	11 915

Income before taxes	9 186	3 008	515	-37	375	13 047	12 052

Income taxes [5]	-1 474					-2 088	-1 928

Net income	7 712					10 959	10 124

Basic EPS (USD) [6]	3.44					4.88	4.44

The following are adjustments to arrive at core gross profit

Cost of goods sold	-11 891	2 747	17		439	-8 688	-8 025

The following are adjustments to arrive at core operating income

Selling, general and administration	-10 901				70	-10 831	-10 185

Research and development	-7 131	79	362		18	-6 672	-6 187

Other income	1 481		-101	-55	-1 022	303	308

Other expense	-1 786		237	18	833	-698	-728

The following are adjustments to arrive at core income before taxes

Income from associated companies	718	182				900	868

Other financial income and expense	-54				37	-17	-63

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 182 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off provisions; other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations and provisions; other income includes net gains from the divestment of products and an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other expense also includes adjustments to an environmental provision and other provisions; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.9 billion to arrive at the core results before tax amounts to USD 614 million. The average tax rate on the adjustments is 15.9% since the estimated full year core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
Third quarter
(USD millions)	Q3 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q3 2021 Core results	Q3 2020 Core results

Gross profit	8 212	851			53	9 116	8 384

Operating income	2 801	876	73	-1	268	4 017	3 525

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 912	851			53	-2 008	-1 911

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 006				19	-2 987	-2 820

Research and development	-2 156	25	72		22	-2 037	-1 932

Other income	135			-1	-79	55	29

Other expense	-384		1		253	-130	-136

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes transitional service fee income related to the Alcon distribution
[4] Other items: cost of goods sold and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; selling, general and administration, other income and other expense include other restructuring income and charges and related items; research and development includes adjustments to contingent considerations and provisions; other income includes net gains from the divestment of products; other income and other expense include fair value adjustments on financial assets; other expense also includes legal-related items and adjustments to provisions

Nine months to September 30
(USD millions)	9M 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	9M 2021 Core results	9M 2020 Core results

Gross profit	23 922	2 572			403	26 897	24 686

Operating income	8 220	2 651	496	-1	253	11 619	10 433

The following are adjustments to arrive at core gross profit

Cost of goods sold	-8 878	2 572			403	-5 903	-5 468

The following are adjustments to arrive at core operating income

Selling, general and administration	-9 032				72	-8 960	-8 384

Research and development	-6 472	79	360		19	-6 014	-5 581

Other income	963		-43	-2	-772	146	178

Other expense	-1 161		179	1	531	-450	-466

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; selling, general and administration also includes adjustments to provisions; research and development includes adjustments to contingent considerations and provisions; other income includes net gains from the divestment of products and financial assets; other income and other expense include fair value adjustments on financial assets; other expense also includes legal-related items and adjustments to provisions

CORE RESULTS– Reconciliation from IFRS results to core results – Sandoz
Third quarter
(USD millions)	Q3 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q3 2021 Core results	Q3 2020 Core results

Gross profit	1 196	55	17		20	1 288	1 363

Operating income	440	55	37		39	571	658

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 269	55	17		20	-1 177	-1 114

The following are adjustments to arrive at core operating income

Selling, general and administration	-480				-2	-482	-486

Research and development	-224		1		-1	-224	-211

Other income	38		-3		-7	28	18

Other expense	-90		22		29	-39	-26

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include a reversal of an impairment charge and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; selling, general and administration and research and development include adjustments to provisions; other expense includes legal-related items

Nine months to September 30
(USD millions)	9M 2021 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	9M 2021 Core results	9M 2020 Core results

Gross profit	3 489	175	17		36	3 717	3 939

Operating income	1 214	175	19		128	1 536	1 806

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 806	175	17		36	-3 578	-3 352

The following are adjustments to arrive at core operating income

Selling, general and administration	-1 494				-2	-1 496	-1 478

Research and development	-659		2		-1	-658	-606

Other income	183		-58		-39	86	55

Other expense	-305		58		134	-113	-104

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; selling, general and administration and research and development include adjustments to provisions; other income includes net gains from the divestment of a product; other income and other expense include legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
Third quarter
(USD millions)	Q3 2021 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q3 2021 Core results	Q3 2020 Core results

Gross profit	21					21	18

Operating loss	-8			-43	-70	-121	-114

The following are adjustments to arrive at core operating loss

Other income	200			-48	-110	42	30

Other expense	-97			5	40	-52	-56

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off provisions; other expense includes transitional service fee expenses related to the Alcon distribution

[2] Other items: other income includes an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and restructuring income and charges and related items

Nine months to September 30
(USD millions)	9M 2021 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	9M 2021 Core results	9M 2020 Core results

Gross profit	53					53	82

Operating loss	-307			-36	-43	-386	-324

The following are adjustments to arrive at core operating loss

Other income	335			-53	-211	71	75

Other expense	-320			17	168	-135	-158

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off provisions; other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[2] Other items: other income includes an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and restructuring income and charges and related items; other expense also includes an adjustment to an environmental provision

Income from associated companies
(USD millions)	Q3 2021	Q3 2020	9M 2021	9M 2020

Share of estimated Roche reported results	246	271	746	726

Prior-year adjustment			40	-64

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-21	-44	-64	-127

Net income effect from Roche Holding AG	225	227	722	535

Others	-2	-1	-4	-3

Income from associated companies	223	226	718	532

Core income from associated companies
(USD millions)	Q3 2021	Q3 2020	9M 2021	9M 2020

Income from associated companies	223	226	718	532

Share of estimated Roche core adjustments	86	62	182	234

Roche prior year adjustment				102

Core income from associated companies	309	288	900	868

Net debt
Condensed consolidated changes in net debt
Third quarter
(USD millions)	Q3 2021	Q3 2020

Change in cash and cash equivalents	2 094	3 077

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	2 177	-1 894

Change in net debt	4 271	1 183

Net debt at July 1	-28 547	-26 537

Net debt at September 30	-24 276	-25 354

Condensed consolidated changes in net debt
Nine months to September 30
(USD millions)	9M 2021	9M 2020

Change in cash and cash equivalents	-2 447	-2 118

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	2 652	-7 298

Change in net debt	205	-9 416

Net debt at January 1	-24 481	-15 938

Net debt at September 30	-24 276	-25 354

Components of net debt
(USD millions)	Sep 30, 2021	Dec 31, 2020	Sep 30, 2020

Non-current financial debts	-23 101	-26 259	-26 497

Current financial debts and derivative financial instruments	-9 337	-9 785	-9 727

Total financial debt	-32 438	-36 044	-36 224

Less liquidity:

Cash and cash equivalents	7 211	9 658	8 994

Marketable securities, commodities, time deposits and derivative financial instruments	951	1 905	1 876

Total liquidity	8 162	11 563	10 870

Net debt at end of period	-24 276	-24 481	-25 354

Share information
	Sep 30, 2021	Sep 30, 2020

Number of shares outstanding	2 237 091 519	2 274 506 236

Registered share price (CHF)	76.83	79.91

ADR price (USD)	81.78	86.96

Market capitalization (USD billions) [1]	184.1	197.2

Market capitalization (CHF billions) [1]	171.9	181.8

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
Third quarter
	Q3 2021			Q3 2020

(USD millions)	IFRS Cash flow	Adjustments	Free cash flow	IFRS Cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	4 925		4 925	3 156		3 156

Net cash flows used in investing activities from continuing operations [1]	-1 238	736	-502	-2 025	1 566	-459

Net cash flows from/used in investing activities from discontinued operations [2]	6	-6		-20	20

Net cash flows used in investing activities	-1 232	730	-502	-2 045	1 586	-459

Net cash flows used in/from financing activities from continuing operations	-1 548	1 548		1 911	-1 911

Net cash flows from/used in financing activities from discontinued operations	14	-14		-11	11

Net cash used in/from financing activities [3]	-1 534	1 534		1 900	-1 900

Free cash flow from continuing operations			4 423			2 697

Free cash flow			4 423			2 697

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] Net cash flows from/used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow.
[3] Net cash flows used in/from financing activities are excluded from the free cash flow.
Nine months to September 30
	9M 2021			9M 2020

(USD millions)	IFRS Cash flow	Adjustments	Free cash flow	IFRS Cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	11 187		11 187	9 645		9 645

Net cash flows used in investing activities from continuing operations [1,2]	-355	-577	-932	-12 486	11 190	-1 296

Net cash flows used in investing activities from discontinued operations [3]				-125	125

Net cash flows used in investing activities	-355	-577	-932	-12 611	11 315	-1 296

Net cash flows used in/from financing activities from continuing operations	-13 013	13 013		765	-765

Net cash flows used in financing activities from discontinued operations				-37	37

Net cash flows used in/from financing activities [4]	-13 013	13 013		728	-728

Free cash flow from continuing operations			10 255			8 349

Free cash flow			10 255			8 349

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] For the free cash flow in the nine-month period of 2020, proceeds from the sale of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 232 million.

[3] Net cash flows used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow.
[4] Net cash flows used in/from financing activities are excluded from the free cash flow.

The following table is a summary of the free cash flow:
Third quarter
(USD millions)	Q3 2021	Q3 2020

Operating income	3 233	2 412

Adjustments for non-cash items
Depreciation, amortization and impairments	1 445	1 595

Change in provisions and other non-current liabilities	380	498

Other	76	109

Operating income adjusted for non-cash items	5 134	4 614

Interest and other financial receipts	2	32

Interest and other financial payments	-151	-170

Income taxes paid	-315	-316

Payments out of provisions and other net cash movements in non-current liabilities	-154	-968

Change in inventory and trade receivables less trade payables	-171	-666

Change in other net current assets and other operating cash flow items	580	630

Net cash flows from operating activities	4 925	3 156

Purchases of property, plant and equipment	-351	-279

Proceeds from sale of property, plant and equipment	81	2

Purchases of intangible assets	-188	-348

Proceeds from sale of intangible assets	35	99

Purchases of financial assets	-46	-35

Proceeds from sale of financial assets	-20	108

Purchases of other non-current assets	-14	-6

Proceeds from sale of other non-current assets	1	0

Free cash flow	4 423	2 697

Nine months to September 30
(USD millions)	9M 2021	9M 2020

Operating income	9 127	7 508

Adjustments for non-cash items
Depreciation, amortization and impairments	4 544	4 581

Change in provisions and other non-current liabilities	796	1 336

Other	-113	431

Operating income adjusted for non-cash items	14 354	13 856

Dividends received from associated companies and others	523	489

Interest and other financial receipts	8	330

Interest and other financial payments	-774	-510

Income taxes paid	-1 459	-1 215

Payments out of provisions and other net cash movements in non-current liabilities	-530	-1 792

Change in inventory and trade receivables less trade payables	-1 222	-1 730

Change in other net current assets and other operating cash flow items	287	217

Net cash flows from operating activities	11 187	9 645

Purchases of property, plant and equipment	-918	-754

Proceeds from sale of property, plant and equipment	166	6

Purchases of intangible assets	-1 076	-808

Proceeds from sale of intangible assets	664	204

Purchases of financial assets	-124	-125

Proceeds from sale of financial assets [1]	408	235

Purchases of other non-current assets	-56	-54

Proceeds from sale of other non-current assets	4	0

Free cash flow	10 255	8 349

[1] For the free cash flow in the nine-month period of 2020, the proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 232 million.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q3 2021	Average rates Q3 2020	Average rates 9M 2021	Average rates 9M 2020	Period-end rates Sep 30, 2021	Period-end rates Sep 30, 2020

1 CHF	1.089	1.087	1.098	1.052	1.071	1.085

1 CNY	0.155	0.145	0.155	0.143	0.155	0.147

1 EUR	1.179	1.169	1.197	1.124	1.161	1.173

1 GBP	1.378	1.292	1.385	1.271	1.345	1.284

100 JPY	0.908	0.942	0.922	0.930	0.893	0.947

100 RUB	1.361	1.357	1.351	1.415	1.376	1.261

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Third quarter
	Change in USD % Q3 2021	Change in constant currencies % Q3 2021	Percentage point currency impact Q3 2021	Change in USD % Q3 2020	Change in constant currencies % Q3 2020	Percentage point currency impact Q3 2020

Total Group
Net sales to third parties	6	5	1	1	0	1

Operating income	34	32	2	2	9	-7

Net income	43	41	2	-5	0	-5

Basic earnings per share (USD)	45	44	1	-6	0	-6

Core operating income	10	9	1	9	11	-2

Core net income	10	9	1	8	10	-2

Core basic earnings per share (USD)	13	11	2	8	9	-1

Innovative Medicines
Net sales to third parties	8	7	1	2	1	1

Operating income	40	38	2	-17	-11	-6

Core operating income	14	13	1	7	9	-2

Sandoz
Net sales to third parties	-1	-2	1	-2	-3	1

Operating income	11	9	2	107	113	-6

Core operating income	-13	-15	2	7	8	-1

Corporate
Operating (loss)/income	nm	nm	nm	nm	nm	nm

Core operating loss	-6	-7	1	32	36	-4

nm = not meaningful

Currency impact on key figures
Nine months to September 30
	Change in USD % 9M 2021	Change in constant currencies % 9M 2021	Percentage point currency impact 9M 2021	Change in USD % 9M 2020	Change in constant currencies % 9M 2020	Percentage point currency impact 9M 2020

Total Group
Net sales to third parties	7	4	3	2	4	-2

Operating income	22	18	4	3	11	-8

Net income	29	26	3	-1	6	-7

Basic earnings per share (USD)	31	28	3	0	7	-7

Core operating income	7	4	3	12	16	-4

Core net income	8	5	3	11	15	-4

Core basic earnings per share (USD)	10	7	3	12	16	-4

Innovative Medicines
Net sales to third parties	9	6	3	4	5	-1

Operating income	21	18	3	-4	2	-6

Core operating income	11	8	3	9	13	-4

Sandoz
Net sales to third parties	0	-4	4	-2	0	-2

Operating income	81	75	6	-10	-1	-9

Core operating income	-15	-18	3	15	19	-4

Corporate
Operating (loss)/income	nm	nm	nm	nm	nm	nm

Core operating loss	-19	-17	-2	29	31	-2

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “momentum,” “growth,” “continued,” “increasing,” “guidance,” “rejuvenation,” “continues,” “confident,” “will,” “driven,” “launch,” “expand,” “anticipated,” “action,” “initiating,” “continues,” “development,” “remains,” “outlook,” “expected,” “to grow,” “estimated,” “to meet,” “ongoing,” “to support,” “to gain,” “innovation,” “pipeline,” “retaining,” “can,” “resubmission,” “focus,” “priority,” “unforeseen,” “forecast,” “prevail,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on parts of our business including oncology and generics; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions or products; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our in-licensing of tislelizumab from Beigene. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly in oncology and generics, in the fourth quarter of 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
December 2, 2021
Capital Markets Day (with a focus on R&D)
February 2, 2022
Fourth quarter & Full Year 2021 results
March 4, 2022
Annual General Meeting